SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Form 6-K dated 31 OCTOBER 2002

AngloGold Limited

(Translation of Registrant’s Name into English)

11 Diagonal Street
Johannesburg, 2001
(P O Box 62117)
Marshalltown, 2107
South Africa
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F [X]     Form 40-F [   ]

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes [   ]     No [X]

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   )

Enclosure[s]

REPORT FOR THE QUARTER AND NINE MONTHS
ENDED 30 SEPTEMBER 2002
(Prepared in accordance with International Accounting Standards)

Report for the quarter and nine months ended 30 September 2002
Letter from Chairman and CEO
Continuing the growth story
Minerals Legislation
Administrative information

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Limited

Date: 31 October 2002	By: /s/ C R Bull

Name: C R Bull Title: Company Secretary

Report for the quarter and
nine months ended 30 September 2002

Group results for the quarter

•	Headline earnings[1] up 16% ($14m) to $101m or 91 US cents per share

•	Operating profit[2] up 7% to $174m and net profit up $2m to $81m

•	Total cash costs down 2% to $158/oz, despite increased labour costs in South Africa and the consequences of seismicity at Great Noligwa

•	Gold production up 11% quarter-on-quarter to 1.6Moz, assisted by a substantial rise in production at Morila resulting from a short-term improvement in grade and the increased stake in Cerro Vanguardia

•	The Geita reserve increases by 24% to 4.8Moz (attributable) following a successful drilling programme

•	Further reduction in the hedge book, despite the additional forward contracts acquired with the increased stake in Cerro Vanguardia. The rate of decline in the book slows, as expected

•	Return on equity and capital employed of 23% and 17% respectively

		Quarter	Quarter	9 mths	9 mths	Quarter	Quarter	9 mths	9 mths
		ended	ended	ended	ended	ended	ended	ended	ended
		Sept 02	Jun 02	Sept 02	Sept 01	Sept 02	Jun 02	Sept 02	Sept 01

		Dollar/Imperial				Rand/Metric

Gold
Produced	- oz (000)/kg	1,587	1,426	4,390	5,264	49,358	44,369	136,543	163,732
Price received[2]	- $/oz /R/kg	305	305	299	290	102,267	102,498	103,567	75,378
Total cash costs	- $/oz /R/kg	158	161	157	184	52,751	54,177	54,242	47,887
Total production costs	- $/oz /R/kg	202	201	197	220	67,637	67,645	68,270	57,164
Operating profit	- $/R million	161	124	404	369	1,687	1,304	4,350	2,995
Operating profit including realised non—hedge derivatives	- $/R million	174	162	483	376	1,822	1,687	5,205	3,045
Net profit	- $/R million	81	79	231	159	850	828	2,489	1,285
Headline earnings	- $/R million	88	87	268	186	925	903	2,899	1,504
Headline earnings before unrealised non—hedge derivatives	- $/R million	101	87	277	198	1,062	905	2,996	1,611
Capital expenditure	- $/R million	64	67	182	217	665	709	1,962	1,755
Net earnings (basic)	- cents per share	73	71	208	149	767	748	2,245	1,200
Headline earnings	- cents per share	79	79	242	174	834	815	2,615	1,405
Headline earnings before unrealised non—hedge derivatives	- cents per share	91	79	250	185	958	817	2,702	1,504
Dividends	- cents per share			133	85			1,350	700

[1]	Headline earnings before unrealised non-hedge derivatives

[2]	Operating profit and price received includes realised non-hedge derivatives

$	represents US dollar, unless otherwise stated

Letter from
Chairman and CEO

Dear Shareholder

AngloGold has produced a good set of results for the third quarter of 2002. The latest consensus view of the analysts covering the South African and global gold equity markets has been that rising costs in South Africa over the quarter would have a serious impact on producers’ results in this country. However, the wide diversity of AngloGold’s operations has had the effect of offsetting the impact of inflation and reduced grades, allowing the company to deliver an 11% increase in gold production, a 16% improvement in headline earnings and a 2% decrease in total cash costs. Although the South African operations overall did suffer from increasing costs and a slower mining rate at Great Noligwa following the seismic damage of the second quarter, this was partially compensated for by the good performance of other South African mines. At Morila, gold production was dramatically higher as mining intersected a localised area of very high grade in the open pit.

Management’s determination to improve safety in the company’s operations has been increased with pleasing results. The company’s lost time injury frequency rate (LTIFR) per million hours worked for this quarter stands at 8.4 (or 1.7 per 200,000 hours worked). Although much work remains to be done to further improve this performance, this measure is within range of our benchmark Ontario underground metalliferous mines’ LTIFR of 6.5 and better than the comparable figure for Australian mines of 9.

At the Mining Investment Forum in Denver, Colorado, earlier this month, AngloGold made the point that the gold companies that are going to attract the attention of investors looking for good returns are likely to be those which can produce sound results and which have a realistic growth strategy to allow them to take advantage of the stronger market for our product. In this report, there is a summary of AngloGold’s immediate and longer-term growth opportunities. Management anticipates that the projects envisaged here could yield an additional 16.5 million ounces of gold, adding to the lives of existing operations and supplementing the 15 million ounces expected from the current five organic growth projects under way or recently completed. The company will keep shareholders informed of the details of these prospective projects as they progress further.

When the South African Government’s Socio-Economic Empowerment Charter for the mining industry was unveiled earlier this month, we said that we believed that it succeeded in establishing the right balance between this country’s political imperatives and the need for a growing, profitable mining industry to capitalise on South Africa’s wealth potential. We believe that the market’s response to the Charter has vindicated this view and we are committed to achieving the Charter’s objectives. There will be continuing uncertainty however, until both the scorecard and the related Money Bill have been finalised and made public.

The Company will be holding a shareholders’ meeting on 5 December 2002 to vote on a number of resolutions. One of these involves the adoption of a new Memorandum and Articles of Association to bring the Company in line with the amended Companies Act and various regulatory and corporate governance requirements. We are also proposing a two for one split of our ordinary shares and an offer to buy back or top up odd lots of shares. A circular setting out the details of these resolutions will be sent to shareholders early in November.

Russell Edey Chairman 30 October 2002	Bobby Godsell Chief Executive Officer

Continuing the
growth story

Approved capital projects

AngloGold currently has the five capital projects listed below in development. Two of these projects (Sunrise Dam in Australia and Cripple Creek and Victor in the USA) are now complete, with the other three (Mponeng, TauTona and Moab Khotsong in South Africa) on track for completion on time and within budget. Together, these five projects will yield some 15 million additional ounces of gold production over their lives.

Capex
Incremental
	ounces	Total	Remaining	Cash Cost	Life of Mine

Sunrise Dam Australia	2.1Moz	A$96m	Nil	$175/oz	+ 5 years to 2009

Mponeng South Africa	3.0Moz	R1.3bn	R485m	$158/oz	+ 5 years to 2012

TauTona South Africa	2.7Moz	R460m	R330m	$139/oz	+ 6 years to 2013

CC&V North America	2.8Moz	$194m	$73m	$176/oz	+ 4 years to 2013

Moab Khotsong South Africa	4.5Moz	R3.8bn	R1.1bn	$102/oz	2015

Growth opportunities in South Africa

In South Africa, the dramatically higher rand price of gold has contributed to a further 11 million additional ounces of gold to reserves, resulting in the possible development of six deep-level mining projects, currently being studied.

Project	Additional gold production

TauTona: VCR shaft pillar and 66 level, area “A”	0.3Moz

TauTona: CLR 120-125 level and 116 level (east of Bank Dyke)	1.4Moz

Tau Lekoa: above 900 level	0.2Moz

Moab Khotsong phase 2: below 101 level	4.6Moz

Mponeng VCR: 120-125 level	1.3Moz

Mponeng lower-grade VCR and CLR	3.2Moz

Opportunities elsewhere

In addition, AngloGold is studying the feasibility of two other ventures: which are outlined in the table below, and have the capacity to add another 5.5 million ounces of gold to AngloGold’s production base.

Project	Additional gold production

Cuiabá expansion, Brazil	1.9Moz

Boddington expansion, Western Australia	3.6Moz attributable

FINANCIAL AND OPERATING REVIEW

OVERVIEW

A combination of decreased unit cash costs and increased gold production for the quarter ended 30 September pushed AngloGold’s headline earnings up by 16% ($14m) to $101m or 91 US cents per share. The company’s operating profit increased by 7% to $174m and net profit increased by $2m to $81m.

AngloGold continues to target high returns for its shareholders: returns on capital and equity remain strong at 17% and 23% respectively.

Total cash costs were 2% lower at $158/oz, with a relatively flat rand/dollar exchange rate and an unchanged received gold price providing no material assistance. Increases in total cash costs at the South African operations, due to increased labour costs, repairs to seismic damage and the substantial credits received during the previous quarter, were offset by a very good cash cost performance from Morila.

Gold production was 11% higher than that for the June quarter at 1.6Moz. There are three main reasons for this: a dramatic increase in production at Morila in Mali, arising from what is expected to be a short-term increase in grade, the acquisition of a further 46.25% stake in Cerro Vanguardia in Argentina and a 2% improvement from the South African operations (despite the intentionally reduced mining rate at Great Noligwa). The increased rate of production in South Africa was achieved with a lower underground grade, producing higher total cash costs.

As a result of the successful brownfields drilling programme at Geita in Tanzania over the past year, the reserve has been increased by 24%, confirming AngloGold’s confidence in the prospectivity of the Geita deposit.

At the end of the June quarter, it was indicated that the rate of reduction of the hedge book might decrease as the gold price continued to maintain its improved position. As at the end of the third quarter, AngloGold’s hedge book showed a further, though more modest reduction, despite the inclusion in the book of 331,000oz of additional forward contracts acquired with the purchase of the increased interest in Cerro Vanguardia.

SOUTH AFRICA

Great Noligwa had a lack of available production mining faces due to the seismic events experienced at the end of the previous quarter, further steps to improve workplace safety and adjustments to mining plans. However, corrective action improved the rate of mining at the operation during September —volume mined rose by 3%, while recovered grades dropped by 5% as a result of changes in mining plans. Present indications suggest that this level of production will be sustained going forward. Total cash costs increased by 19% to R45,435/kg ($136/oz) owing to the drop in gold production and costs incurred following the seismic events at the mine. Operating profit decreased by 25% to R323m ($31m).

At Kopanang, gold production was 5% higher at 4,025kg (129,000oz) with yield showing a marginal drop to 6.97g/t. Total cash costs increased by 13% to R59,380/kg ($178/oz) resulting from higher labour costs. Operating profit decreased by 13% to R140m ($13m).

At Tau Lekoa, gold production increased marginally to 2,387kg (77,000oz) and total cash costs rose by 5% to R67,254/kg ($201/oz) due to higher labour costs. Operating profit was steady at the previous quarter’s level of R56m ($5m).

Volume mined at TauTona rose by 12% with gold production and yield both going up by 14% and 2% respectively. The significant increase in gold production at TauTona resulted in total cash costs decreasing by 3% to R43,997/kg ($131/oz), despite the rise in labour costs. Productivity indices improved by 15% to 307g/employee, and by 12% to 4.79m2/employee, while operating profit showed a 15% improvement to R270m ($26m).

At Savuka, the significant impact of a 17% decrease in grade, combined with slightly lower volume mined led to gold production falling by 20% to 1,782kg (57,000oz). This decrease in production, coupled with higher labour costs resulted in the total cash costs rising to R88,841/kg ($265/oz). Operating profit consequently fell by 81% to R12m ($1m).

At Mponeng, volume mined improved by 18% and yield by 16%, with gold production increasing by 29% to 4,233kg (137,000oz). This was an exceptional quarter for Mponeng, largely as a result of the increased flexibility provided by the newly commissioned raise lines. This level of production is unlikely to be sustainable going forward. Total cash costs decreased by 8% to R57,085/kg ($170/oz) and operating profit was up 47% to R109m ($10m).

At Ergo, total cash costs rose by 9% to R65,617/kg ($196/oz) as a result of lower gold production (3%) and a reduced contribution from acid by-products due to a temporary reduction of sulphur-bearing material from the main sulphur source dam. Lower tonnages were processed (2%) as more of the production was sourced from clean-up operations where high tonnages are more difficult to sustain. Operating profit fell by 40% to R40m ($4m).

EAST AND WEST AFRICA

Although the volume of ore treated at Sadiola (38% attributable) remained unchanged for the quarter at 0.5Mt, a 10% decrease in the average recovered grade resulted in gold production for the quarter declining by 9% to 40,000oz. Consequently, total cash costs increased by 19% to $172/oz and operating profit decreased by 50% to $2m. Grade for the quarter was again affected with lower grade oxide ore displacing the higher-grade sulphide ore, which continued to experience treatment problems.

Yatela (40% attributable) increased production by 36% to 30,000oz, as a result of a 44% increase in the average recovered grade to 3.51g/t. Even with the increased production, total cash costs only decreased by 2% to $174/oz, largely as a result of increased reagent (mainly cement) usage. Operating profit for the quarter, as a result of the increased production, rose by 50% to $3m.

At Morila (40% attributable), gold production increased by 185% to 171,000oz, as a result of the interception of exceptionally high-grade zones of ore which were identified during the second quarter of this year. The average recovered grade for the quarter was 24.39g/t, an increase of 312% on the previous quarter. Total cash costs improved by 55% to $49/oz, with operating profit for the quarter at a record $31m. These unexpectedly high grades are unlikely to be sustained much beyond October 2002.

Geita (50% attributable) successfully completed its 90-day project completion testing, as required by the loan covenants, by which the AngloGold loan guarantee is released. Operating profit for the quarter increased by 17% to $7m, mainly due to a 6% rise in gold production to 82,000oz. This was achieved through improved throughput (3%) and a 4% higher average recovered grade of 4g/t. Total cash costs for the quarter were maintained at $167/oz.

Looking forward, reduced production levels and lower grades are anticipated at Geita whilst the next phase of pit cutbacks is being established. The expansion of the treatment plant to increase throughput to 5.6Mtpa will be completed and commissioned by year-end.

Navachab had another excellent quarter, with gold production going up by 15% to 23,000oz largely as a result of a 17% increase in average recovered grade to 2g/t. Total cash costs decreased by 14% to $141/oz and operating profit rose by 33% to $4m. The AngloGold Board has approved the enlargement of the eastern pit, which extends the mine life by eight years to 2013. An early application for the renewal of the mining licence has been approved, extending the licence to 2018.

NORTH AMERICA

Production at Cripple Creek & Victor (67% ownership with 100% interest in production) was 19% higher for the quarter at 57,000oz due to improved solution grades and higher leach solution volumes processed. Total cash costs were 5% lower than those of the second quarter at $184/oz. The new crushing facility was commissioned in July and is operating near design capacity. Despite increased production, operating profit remained consistent with the second quarter as a result of accelerated depreciation charges on old crusher assets and higher amortisation charges due to increased production.

Jerritt Canyon’s (70% attributable) production was 14% lower at 57,000oz. The decrease in production was due to lower grades milled in the third quarter. Total cash costs of $271/oz were 22% higher than those of the second quarter because of the fall in production. This also contributed to a decrease in operating profit from zero in the second quarter to a loss of $2m in the third quarter.

The Smith and Murray underground mines were recognised by the Nevada Mining Association as having the lowest reportable injury rates for calendar year 2001.

SOUTH AMERICA

At Morro Velho, gold production was up by 6% to 54,000oz, due to higher tonnage (7%) and grade (1%). Total cash costs were 12% lower at $122/oz while operating profit rose by 14% to $8m.

At Serra Grande (50% attributable) gold production was unchanged at 24,000oz. Total cash costs were 17% lower at $90/oz, with operating profit comparable to that of the previous quarter at $4m.

At Cerro Vanguardia (92.5% attributable) gold production increased by 76% to 51,000oz. Total cash costs were 6% lower at $103/oz and operating profit rose by 75% to $7m chiefly because of the acquisition of an additional 46.25% share in the mining operation. During the quarter, water entering the pits combined with clay in the head feed caused production delays. These issues represent a technical challenge, which is being addressed. Regrettably, a fatal accident occurred at Cerro Vanguardia during July.

AUSTRALIA

The Sunrise Dam operating profit was essentially unchanged at A$22m ($12m). Total cash costs increased by 2% from A$304/oz ($168/oz) to A$311/oz ($170/oz), due to a reduction in the deferral of waste removal costs during the quarter. Production increased by 3% to 105,000oz as plant throughput was maintained at an annualised rate of just over 3.3Mt.

At Union Reefs, lower costs and higher prices pushed operating profit up 100% to A$4m ($2m) compared with A$2m ($1m) in the previous quarter. Mining is now moving into its final stages and has been directed towards the small, dispersed resources that remain in the vicinity of the plant. As a consequence, there was a slight reduction in throughput and a 10% decline in grade during the quarter, which caused production to fall by 9% to 29,000oz. However, tight cost control maintained the downward trend in cash costs, which fell from A$401/oz ($222/oz) to A$375/oz ($205/oz).

EXPLORATION

In Mali, sulphide exploration at Sadiola has progressed well, with a further 11 drill holes completed. Two of the better intersections returned 32m at 4.66g/t and 15m at 9.25g/t and at Yatela, exploration continued to further define oxide resources and generate new targets. Infill drilling of the Alamoutala satellite deposit was completed and a new resource model finalised. Optimisation and detailed planning have commenced.

Drilling rigs were mobilised to commence drilling on greenfields targets in southern Mali during the quarter.

In Tanzania, the Geita deposit has been geologically modeled as one continuous mineralised trend from the Geita Hill North East Extension to Nyankanga, a strike length of some 5km. The drilling programme in the whole region has confirmed an increase in the attributable reserves of 0.9Moz and resources of 0.8Moz since December 2001 (after depletions). The attributable resources and reserve as at September 2002 are shown in the tables below. Positive drilling results continued to be generated from step-out drilling at Nyankanga East. Continuity of the narrow, high-grade mineralised structure down dip of the currently planned Nyankanga Pit has been confirmed by drilling. Intersections include two separate intercepts of 5m at 45.30g/t and 2m at 56.20g/t in the same drill hole and 14m at 4.72g/t and 5m at 26.00g/t in two further drill holes. At Area 3 West, near the Kukuluma pit, depth extension drilling yielded encouraging results including 26m at 4.50g/t and 17m at 4.55g/t.

Mineral Resources (attributable)
September 2002

	Tonnes	Grade	Ounces
	million	Au g/t	million

Measured	20.5	3.50	2.3
Indicated	31.6	4.25	4.3
Inferred	11.7	3.84	1.5

Total	63.8	3.93	8.1

Ore Reserves (attributable)
September 2002

	Tonnes	Grade	Ounces
	million	Au g/t	million

Proved	16.0	3.62	1.9
Probable	20.0	4.53	2.9

Total	36.0	4.13	4.8

In North America, the focus remained on Mineral Resource definition at Cripple Creek & Victor and Jerritt Canyon in support of life of mine plan production goals.

At the Red Lake JV in Canada, geophysical surveying was completed ahead of the winter drilling campaign.

First phase drilling was completed at the Blue Desert JV in Alaska. In Nevada at the Great Basin project drilling was conducted at two properties and plans to test three additional targets this year were finalised.

In Brazil at the Lamego project near the Cuiabá mine, drilling extended the northern portion of the orebody to approximately 500m in strike length.

Ramp development at Corrego do Sitio is under way to provide exploration access to sulphide mineralisation.

At Bocaina, situated 3km north-east of the Corrego do Sitio plant, oxide drilling yielded a series of high grade intersections such as 8.6m at 9.88g/t and 24.5m at 3.10g/t, which will result in an increase of the oxide resource. At Mina Serra Grande, drilling confirmed the down plunge extension of the high-grade vein-hosted mineralisation at Mina III.

Greenfields exploration in Peru saw second phase drilling completed in southern Peru. Third phase drilling is planned for 2003.

In Australia at Sunrise Dam, drill testing of the northwest extensions of the Sunrise Shear Zone intersected significant intercepts including 3m at 32.12g/t, 6m at 6.19g/t and 9m at 6.27g/t.

A number of the holes also intersected the Mako and Summercloud structures in the hanging wall of the Sunrise Shear Zone, with results including 20m at 16.54g/t and 5m at 5.80g/t. A new interpretation of the underground Dolly-Cosmo area has highlighted several targets which will be drill tested towards the end of 2002.

Step-out drilling was undertaken west and north of the main Coyote mineralised zone in the Tanami region. Intersections from the down-plunge drilling on the Gonzalez shoot included 3m at 106.20g/t, 4m at 17.91g/t and 1m at 69.30g/t.

In South Africa drilling commenced at two surface boreholes to the west of Tau Lekoa at Goedgenoeg to delineate further Ventersdorp Contact Reef (VCR) resources.

Worldwide, AngloGold’s exploration expenditure for the year is forecast at approximately $56m.

Note:
All reference to operating profit and price received includes the realised non-hedge derivative gains (losses).
All reference to headline earnings excludes unrealised non-hedge derivative gains (losses).
Rounding of figures may result in computational discrepancies.

Review
of the gold market

At $314/oz, the average spot price of gold for the quarter was slightly higher than that for the previous quarter. The market remained volatile with a price trading range of some $26 for the period. Whilst the price moved upwards steadily from early August, and closed around the high of $327.50 for the quarter, the market corrected in October, with the price falling to $310/oz. This move repeated the pattern of the past six months, where buying on the New York Comex has driven the spot price. Buying has largely disappeared above a net long position of approximately 10Moz on the exchange, and profit taking has followed. The exchange is now net long some 4Moz, providing the opportunity for fresh buying when circumstances become favourable.

The dollar has traded within a narrow range against the euro for most of the quarter, with little impact on the gold price. Instead, gold buying was driven by sustained losses in the equity markets, and by renewed international political tension. Whilst the conflicts between Israel and Palestine and between India and Pakistan now seem to be factored into the gold price, these concerns have been supplemented by the danger of war in Iraq as a risk driving investor interest in gold.

The negative impact on the physical market for gold of price volatility and higher spot prices, has been felt throughout this year. Physical demand has also not been helped by a fragile world economy. The important Indian market has responded particularly badly to these circumstances, with offtake for the first half of 2002 down by between 40% and 50% on the same period last year. Globally, jewellery offtake looks to be some 16% down in the first half of 2002, and industrial offtake 5-6% down. Compounding this unfavourable move, higher prices have also triggered dishoarding, and a sharp rise in scrap sales which could increase by as much as 30% to over 800t of sales this year. However, late September and early October have seen a return of stronger demand from India, driven in part by seasonal circumstances, and the last quarter of the year should also see good demand for gold for jewellery fabrication in the developed market.

During the quarter under review, the company, on a delta basis, absorbed a further 331,000oz or 10t of hedge contracts in its acquisition of an additional 46.25% of Cerro Vanguardia. Notwithstanding this additional short position, the net hedge position at the end of September was 10.4Moz (326.6t), slightly down from the position at the end of the previous quarter. By the fourth week of October, this position had fallen to some 10.1Moz or 314t with a net marked to market value of negative $341m.

Kelvin Williams
Marketing Director

HEDGE POSITION AT 30 SEPTEMBER 2002-

As at 30 September 2002, the group had outstanding, the following forward-pricing commitments against future production. The total net delta tonnage of the hedge on this date was 10.40Moz or 323.6t (at 30 June 2002: 10.53Moz or 327.5t).

The marked-to-market value of all hedge transactions making up the hedge positions was a negative R4.65bn (negative $442.3m) as at 30 September 2002 (at 30 June 2002: negative R4.38bn — negative $422.81m). These values were based on a gold price of $322.75 per ounce, exchange rates of R/$10.51 and A$/$0.54 and the prevailing market interest rates and volatilities at the time.

As at 29 October 2002, the marked-to-market value of the hedge book was a negative R3.42bn (negative $341.06m) based on a gold price of $315.5/oz and exchange rates of R/$10.04 and A$/$0.557 and the prevailing market interest rates and volatilities at the time.

These marked-to-market valuations are in no way predictive of the future value of the hedge position nor of future impact on the revenue of the company. The valuation represents the cost of buying all hedge contracts at the time of valuation, at market prices and rates available at that time.

	Year	2002	2003	2004	2005	2006	2007-2011	Total

DOLLAR GOLD
Forward Contracts	Amount (kg)		18,875	24,699	23,183	17,828	46,420	131,005
	$ per oz		$313	$312	$321	$326	$348	$328
Put Options Purchased	Amount (kg)	1,276	5,808	2,662	757	563	728	11,794
	$ per oz	$368	$352	$390	$291	$291	$292	$352
	*Delta (kg)	945	3,605	1,871	178	126	155	6,880
Put Options Sold	Amount (kg)	14,307	12,752	8,087				35,146
	$ per oz	$317	$307	$339				$318
	*Delta (kg)	4,146	3,930	3,859				11,935
Call Options Purchased	Amount (kg)	2,518	4,555	572				7,645
	$ per oz	$358	$351	$360				$354
	*Delta (kg)	512	1,536	199				2,247
Call Options Sold	Amount (kg)	13,894	16,653	6,998	16,286	14,615	68,356	136,802
	$ per oz	$327	$331	$333	$322	$329	$358	$343
	*Delta (kg)	7,487	8,553	3,614	9,841	8,798	41,463	79,756

RAND GOLD
Forward Contracts	Amount (kg)	2,129	17,359	12,476	11,255	6,335	8,274	53,569
	Rand per kg	R100,163	R84,309	R98,531	R123,852	R120,898	R117,021	R104,679
Put Options Purchased	Amount (kg)	2,283	1,875	1,875	1,875	1,875		9,783
	Rand per kg	R90,079	R93,603	R93,603	R93,603	R93,603		R92,780
	*Delta (kg)	20	101	59	23	14		217
Put Options Sold	Amount (kg)	1,866						1,866
	Rand per kg	R108,204						R108,204
	*Delta (kg)	622						622
Call Options Purchased	Amount (kg)	500						500
	Rand per kg	R81,751						R81,751
	*Delta (kg)	500						500
Call Options Sold	Amount (kg)	2,916	4,687	4,688	4,687	4,688	14,930	36,596
	Rand per kg	R88,617	R99,370	R115,285	R131,945	R132,648	R202,056	R150,880
	*Delta (kg)	2,895	4,039	3,483	3,089	3,488	9,103	26,097

AUS DOLLAR (A$) GOLD
Forward Contracts	Amount (kg)	1,717	12,286	5,443	6,221	9,331	22,395	57,393
	A$ per oz	A$653	A$520	A$535	A$657	A$628	A$602	A$590
Call Options Purchased	Amount (kg)	4,354	3,888		3,110	6,221	15,863	33,436
	A$ per oz	A$715	A$701		A$724	A$673	A$692	A$696
	*Delta (kg)	116	1,170		1,321	3,773	10,704	17,084
Call Options Sold	Amount (kg)	1,555	3,110					4,665
	A$ per oz	A$599	A$700					A$666
	*Delta (kg)	841	948					1,789
Put Options Sold	Amount (kg)	3,421						3,421
	A$ per oz	A$566						A$566
	*Delta (kg)	739						739

Total Net Gold:	Delta (kg)	5,140	59,129	47,587	52,468	42,147	117,105	323,578

	Delta (oz)	165,268	1,901,049	1,529,958	1,686,897	1,355,063	3,765,009	10,403,244

	Year	2002	2003	2004	2005	2006	2007-2011	Total

RAND DOLLAR (000)
Forward Contracts	Amount ($)	53,556						53,556
	Rand / $	R11.09						R11.09
Put Options Purchased	Amount ($)
	Rand per $
	*Delta ($)
Put Options Sold	Amount ($)	10,000						10,000
	Rand per $	R10.50						R10.50
	*Delta ($)	4,067						4,067
Call Options Purchased	Amount ($)
	Rand per $
	*Delta ($)
Call Options Sold	Amount ($)	10,000						10,000
	Rand per $	R10.80						R10.80
	*Delta ($)	2,889						2,889

AUS DOLLAR (000)
Forward Contracts	Amount ($)	16,548	29,428	15,970	10,847			72,793
	$ per A$	A$0.66	A$0.59	A$0.64	A$0.51			A$0.61

*The delta position indicated reflects the nominal amount of the option multiplied by the mathematical probability of the option being exercised. This is calculated using the Black and Scholes option formula with the ruling market prices, interest rates and volatilities as at 30 September 2002.

GROUP OPERATING RESULTS

Issued Capital:	111,139,213 ordinary shares of 50 cents each 2,000,000 A redeemable preference shares 778,896 B redeemable preference shares All the preference shares are held by a wholly owned subsidiary company
Weighted average:	110,868,202 ordinary shares in issue for the period
Statistics are shown in metric units and financial figures in South African rand.

		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		September	June	September	September
		2002	2002	2002	2001

GOLD
UNDERGROUND OPERATIONS
Tonnes milled	- 000	3,466	3,372	9,926	13,538
Yield	- g/t	8.17	8.27	8.35	8.22
Gold produced	- kg	28,311	27,871	82,869	111,238

PRODUCTIVITY
g/employee	- target	256	245	246	217
	- actual	242	239	238	212

SURFACE AND DUMP RECLAMATION
Tonnes treated	- 000	9,410	9,592	28,623	38,687
Yield	- g/t	0.29	0.30	0.30	0.32
Gold produced	- kg	2,692	2,839	8,552	12,284

OPEN-PIT OPERATIONS
Tonnes mined	- 000	28,624	27,824	81,276	61,305
Stripping ratio *		3.00	3.33	3.17	2.00
Tonnes treated	- 000	7,162	6,423	19,481	20,463
Yield	- g/t	2.56	2.13	2.32	1.97
Gold produced	- kg	18,355	13,659	45,122	40,210

TOTAL
Gold produced	- kg	49,358	44,369	136,543	163,732
Gold sold	- kg	49,295	44,271	136,196	164,085
Price received	- R/kg sold **	102,267	102,498	103,567	75,378
Total cash costs	- R/kg produced	52,751	54,177	54,242	47,887
Total production costs	- R/kg produced	67,637	67,645	68,270	57,164

CAPITAL EXPENDITURE — Rm		665	709	1,962	1,755

*	Stripping ratio = (tonnes mined — tonnes treated)/tonnes treated
**	Price received includes realised non-hedge derivative gains (losses)

GROUP OPERATING RESULTS

Issued Capital:	111,139,213 ordinary shares of 50 cents each
2,000,000 A redeemable preference shares
778,896 B redeemable preference shares
All the preference shares are held by a wholly owned subsidiary company
Weighted average:	110,868,202 ordinary shares in issue for the period

Statistics are shown in imperial units and financial figures in US dollars.

		Quarter	Quarter	Nine months	Nine months
		ended	ended	ended	ended
		September	June	September	September
		2002	2002	2002	2001

GOLD
UNDERGROUND OPERATIONS
Tons milled	- 000	3,821	3,717	10,942	14,924
Yield	- oz/t	0.238	0.241	0.243	0.240
Gold produced	- oz 000	910	896	2,664	3,576

PRODUCTIVITY
oz/employee	- target	8.22	7.87	7.90	6.97
	- actual	7.76	7.68	7.64	6.80

SURFACE AND DUMP RECLAMATION
Tons treated	- 000	10,373	10,573	31,552	42,644
Yield	- oz/t	0.008	0.009	0.009	0.009
Gold produced	- oz 000	87	91	275	395

OPEN-PIT OPERATIONS
Tons mined	- 000	31,554	30,671	89,593	67,577
Stripping ratio *		3.00	3.33	3.17	2.00
Tons treated	- 000	7,894	7,080	21,473	22,557
Yield	- oz/t	0.075	0.062	0.068	0.057
Gold produced	- oz 000	590	439	1,451	1,293

TOTAL
Gold produced	- oz 000	1,587	1,426	4,390	5,264
Gold sold	- oz 000	1,585	1,423	4,379	5,275
Price received	- $/oz sold**	305	305	299	290
Total cash costs	- $/ounce produced	158	161	157	184
Total production costs	- $/ounce produced	202	201	197	220

Rand/US Dollar average exchange rate		10.42	10.46	10.79	8.08

CAPITAL EXPENDITURE — $m		64	67	182	217

*	Stripping ratio = (tons mined — tons treated) / tons treated
**	Price received includes realised non-hedge derivative gains (losses)

GROUP INCOME STATEMENT

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	September	June	September	September
SA Rand million	2002	2002	2002	2001

Gold income	5,015	4,252	13,558	12,521
Cost of sales	(3,328)	(2,948)	(9,208)	(9,526)

Cash operating costs	2,569	2,359	7,305	7,722
Other cash costs	84	60	201	181

Total cash costs	2,653	2,419	7,506	7,903
Retrenchment costs	5	11	30	153
Rehabilitation and other non-cash costs	20	11	46	69

Production costs	2,678	2,441	7,582	8,125
Amortisation of mining assets	733	598	1,908	1,346

Total production costs	3,411	3,039	9,490	9,471
Inventory change	(83)	(91)	(282)	55

Operating profit	1,687	1,304	4,350	2,995
Realised non-hedge derivative gain	135	383	855	50

Operating profit including realised non-hedge derivatives	1,822	1,687	5,205	3,045
Corporate administration and other expenses	(72)	(59)	(185)	(147)
Market development costs	(46)	(44)	(134)	(94)
Exploration costs	(90)	(73)	(233)	(152)
Interest receivable	84	111	288	114
Other net (expense) income	(41)	2	(54)	4
Finance costs	(105)	(127)	(364)	(465)
Unrealised non-hedge derivative (loss) gain	(256)	5	(179)	(173)
Abnormal item — settlement of legal claim	—	(102)	(102)	—

Profit before exceptional items	1,296	1,400	4,242	2,132
Amortisation of goodwill	(73)	(72)	(226)	(170)
Debt written-off	—	—	—	(21)
Impairment of mining assets	—	—	—	(3)
Loss on disposal of assets	(2)	(5)	(139)	(31)
Termination of retirement benefit plans	—	2	2	—

Profit on ordinary activities before taxation	1,221	1,325	3,879	1,907
Taxation	(328)	(464)	(1,284)	(573)

Normal and deferred taxation	(447)	(504)	(1,366)	(645)
Deferred tax on unrealised non-hedge derivatives	119	(7)	82	66
Taxation on abnormal item	—	47	47	—
Taxation on exceptional items	—	—	(47)	6

Profit on ordinary activities after taxation	893	861	2,595	1,334
Minority interest	(43)	(33)	(106)	(49)

Net profit	850	828	2,489	1,285

Headline earnings
The net profit has been adjusted by the following to arrive at headline earnings:
Net profit	850	828	2,489	1,285
Amortisation of goodwill	73	72	226	170
Debt written-off	—	—	—	21
Impairment of mining assets	—	—	—	3
Loss on disposal of assets	2	5	139	31
Termination of retirement benefit plans	—	(2)	(2)	—
Taxation on exceptional items	—	—	47	(6)

Headline earnings	925	903	2,899	1,504
Unrealised non-hedge derivative loss (gain)	256	(5)	179	173
Deferred tax on unrealised non-hedge derivatives	(119)	7	(82)	(66)

Headline earnings before unrealised non-hedge derivatives	1,062	905	2,996	1,611

Earnings per ordinary share — cents
- Basic	767	748	2,245	1,200
- Headline	834	815	2,615	1,405
- Headline before unrealised non-hedge derivatives	958	817	2,702	1,504
Dividends declared
- Rm			1,506	751
- cents per share			1,350	700

The results are unaudited and prepared in accordance with International Accounting Standards.

GROUP INCOME STATEMENT

	Quarter	Quarter	Nine months	Nine months
	ended	ended	ended	ended
	September	June	September	September
US Dollar million	2002	2002	2002	2001

Gold income	481	406	1 260	1 548
Cost of sales	(320)	(282)	(856)	(1 179)

Cash operating costs	247	226	679	956
Other cash costs	8	6	18	23

Total cash costs	255	232	697	979
Retrenchment costs	1	1	3	19
Rehabilitation and other non-cash costs	2	1	4	8

Production costs	258	234	704	1 006
Amortisation of mining assets	70	57	178	167

Total production costs	328	291	882	1 173
Inventory change	(8)	(9)	(26)	6

Operating profit	161	124	404	369
Realised non-hedge derivative gain	13	38	79	7

Operating profit including realised non-hedge derivatives	174	162	483	376
Corporate administration and other expenses	(7)	(7)	(17)	(18)
Market development costs	(4)	(4)	(12)	(12)
Exploration costs	(9)	(7)	(22)	(19)
Interest receivable	8	11	27	14
Other net (expense) income	(4)	1	(5)	—
Finance costs	(10)	(12)	(34)	(58)
Unrealised non-hedge derivative (loss) gain	(24)	1	(17)	(19)
Abnormal item — settlement of legal claim	—	(10)	(10)	—

Profit before exceptional items	124	135	393	264
Amortisation of goodwill	(7)	(7)	(21)	(21)
Debt written-off	—	—	—	(3)
Impairment of mining assets	—	—	—	—
Loss on disposal of assets	—	(1)	(12)	(4)
Termination of retirement benefit plans	—	—	—	—

Profit on ordinary activities before taxation	117	127	360	236
Taxation	(32)	(44)	(119)	(71)

Normal and deferred taxation	(43)	(48)	(128)	(79)
Deferred tax on unrealised non-hedge derivatives	11	(1)	8	7
Taxation on abnormal item	—	5	5	—
Taxation on exceptional items	—	—	(4)	1

Profit on ordinary activities after taxation	85	83	241	165
Minority interest	(4)	(4)	(10)	(6)

Net profit	81	79	231	159

Headline earnings
The net profit has been adjusted by the following to arrive at headline earnings:
Net profit	81	79	231	159
Amortisation of goodwill	7	7	21	21
Debt written-off	—	—	—	3
Impairment of mining assets	—	—	—	—
Loss on disposal of assets	—	1	12	4
Termination of retirement benefit plans	—	—	—	—
Taxation on exceptional items	—	—	4	(1)

Headline earnings	88	87	268	186
Unrealised non-hedge derivative loss (gain)	24	(1)	17	19
Deferred tax on unrealised non-hedge derivatives	(11)	1	(8)	(7)

Headline earnings before unrealised non-hedge derivatives	101	87	277	198

Earnings per ordinary share — cents
- Basic	73	71	208	149
- Headline	79	79	242	174
- Headline before unrealised non-hedge derivatives	91	79	250	185
Dividends declared
- $m			148	91
- cents per share			133	85

The results are unaudited and prepared in accordance with International Accounting Standards.

GROUP BALANCE SHEET

September	June	September		September	June	September
2002	2002	2001		2002	2002	2001

SA Rand million				US Dollar million

			ASSETS
			Non-current assets
21,845	20,382	20,737	Mining assets	2,071	1,965	2,297
4,012	4,093	3,244	Goodwill	380	395	359
154	171	149	Investments in associates	15	17	16
201	178	65	Other investments	19	17	7
238	227	365	AngloGold Environmental Rehabilitation Trust	23	22	40
505	492	195	Other non-current assets	48	47	22

26,955	25,543	24,755		2,556	2,463	2,741

			Current assets
3,645	3,508	1,537	Cash and cash equivalents	346	338	170
2,428	2,801	2,249	Financial derivatives	230	270	249
2,464	2,575	1,447	Trade and other receivables	234	248	160
2,200	1,975	1,648	Inventories	209	190	183
4	4	169	Current portion of other non-current assets	—	—	19

10,741	10,863	7,050		1,019	1,046	781

37,696	36,406	31,805	Total assets	3,575	3,509	3,522

			EQUITY AND LIABILITIES
12,804	13,498	10,649	Shareholders’ equity	1,216	1,300	1,178
402	317	263	Minority interests	38	31	29

13,206	13,815	10,912		1,254	1,331	1,207

			Non-current liabilities
9,106	7,595	3,416	Borrowings	863	732	378
2,118	2,053	2,190	Provisions	201	198	243
2,977	2,919	3,431	Deferred taxation	282	282	380

14,201	12,567	9,037		1,346	1,212	1,001

			Current liabilities
5,498	5,489	3,278	Financial derivatives	521	529	363
2,470	2,339	2,352	Trade and other payables	234	225	261
990	1,174	5,660	Current portion of borrowings	94	113	627
1,331	1,022	566	Taxation	126	99	63

10,289	10,024	11,856		975	966	1,314

37,696	36,406	31,805	Total equity and liabilities	3,575	3,509	3,522

The results are unaudited and prepared in accordance with International Accounting Standards.

GROUP CASH FLOW STATEMENT

Quarter	Quarter	Nine months		Quarter	Quarter	Nine months
ended	ended	ended		ended	ended	ended
September	June	September		September	June	September
2002	2002	2002		2002	2002	2002

SA Rand million			US Dollar million

			Cash flows from operating activities
2,664	1,399	6,150	Cash generated from operations	266	129	570
74	95	258	Interest received	7	9	24
(27)	(35)	(105)	Environmental contributions and expenditure	(3)	(3)	(10)
19	—	19	Dividends received from associates	2	—	2
(108)	(109)	(333)	Finance costs	(10)	(11)	(31)
(48)	(815)	(932)	Mining and normal taxation paid	(6)	(74)	(86)
(1,569)	—	(2,792)	Dividends paid	(148)	—	(257)

1,005	535	2,265	Net cash inflow from operating activities	108	50	212

			Cash flows from investing activities
(665)	(709)	(1,962)	Capital expenditure	(64)	(67)	(182)
—	1,554	1,554	Net proceeds from disposal of mines	—	141	141

—	1,819	1,819	Proceeds	—	164	164
—	(265)	(265)	Contractual obligations	—	(23)	(23)

—	(88)	(356)	Investments acquired	—	(9)	(33)
5	3	1,834	Proceeds from sale of investments	—	—	159
(979)	—	(979)	Acquisition of subsidiary	(97)	—	(97)
(2)	(4)	(49)	Loans advanced	—	—	(5)
—	131	151	Repayment of loans advanced	—	12	14

(1,641)	887	193	Net cash (outflow) inflow from investing activities	(161)	77	(3)

			Cash flows from financing activities
5	16	89	Proceeds from issue of share capital	—	2	8
(3)	(3)	(116)	Share issue expenses	—	(1)	(11)
2,536	1,522	8,520	Proceeds from borrowings	245	158	789
(1,755)	(3,109)	(9,339)	Repayment of borrowings	(175)	(301)	(865)

783	(1,574)	(846)	Net cash inflow (outflow) from financing activities	70	(142)	(79)

147	(152)	1,612	Net increase (decrease) in cash and cash equivalents	17	(15)	130
(10)	(134)	(251)	Translation	(9)	19	25
3,508	3,794	2,284	Opening cash and cash equivalents	338	334	191

3,645	3,508	3,645	Closing cash and cash equivalents	346	338	346

The results are unaudited and prepared in accordance with International Accounting Standards.

NOTES TO THE CASH FLOW STATEMENT

Quarter	Quarter	Nine months		Quarter	Quarter	Nine months
ended	ended	ended		ended	ended	ended
September	June	September		September	June	September
2002	2002	2002		2002	2002	2002

SA Rand million				US Dollar million

			Cash generated from operations
1,221	1,325	3,879	Profit on ordinary activities before taxation	117	127	360
			Adjusted for:
12	(104)	(147)	Non-cash movements	1	(10)	(14)
(102)	102	—	Abnormal item	(10)	10	—
733	598	1,908	Amortisation of mining assets	70	57	178
(84)	(111)	(288)	Interest receivable	(8)	(11)	(27)
(1)	(9)	(12)	Other net income	—	(1)	(1)
105	127	364	Finance costs	10	12	34
230	47	179	Movement on non-hedge derivatives	22	5	17
73	72	226	Amortisation of goodwill	7	7	21
2	5	86	Loss on disposal of assets	—	1	8
—	(2)	(2)	Termination of retirement benefit plans	—	—	—
475	(651)	(43)	Movement in working capital	57	(68)	(6)

2,664	1,399	6,150		266	129	570

			Movement in working capital:
425	158	240	Decrease (increase) in trade and other receivables	44	(4)	2
(155)	(51)	(253)	Increase in inventories	(11)	(21)	(46)
205	(758)	(30)	Increase (decrease) in trade and other payables	24	(43)	38

475	(651)	(43)		57	(68)	(6)

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

	Ordinary	Non -	Foreign	Other	Retained	Total
	Share	distributable	currency	compre-	earnings
	Capital and	reserves	translation	hensive
	premium			income

	US Dollar million

Balance at 31 December 2001	681	12	250	(88)	262	1,117
Movement on other comprehensive income				(92)	—	(92)
Net profit					231	231
Dividends paid					(254)	(254)
Ordinary shares issued	129					129
Transfer from non-distributable reserves		(1)			1	—
Translation	94	2	(46)		35	85

Balance at 30 September 2002	904	13	204	(180)	275	1,216

	SA Rand million

Balance at 31 December 2001	8,140	143	2,999	(1,057)	3,132	13,357
Movement on other comprehensive income				(841)		(841)
Net profit					2,489	2,489
Dividends paid					(2,728)	(2,728)
Ordinary shares issued	1,397					1,397
Transfer from non-distributable reserves		(6)			6	—
Translation			(870)		—	(870)

Balance at 30 September 2002	9,537	137	2,129	(1,898)	2,899	12,804

The results are unaudited and prepared in accordance with International Accounting Standards.

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

SA Rand / Metric	Capital expenditure - Rm			Capital expenditure - $m

SOUTH AFRICA REGION	250	242	677	23	25	63
VAAL RIVER
Great Noligwa Mine	20	11	36	1	2	3
Kopanang Mine	19	24	56	2	2	5
Tau Lekoa Mine	3	3	7	1	—	1
Moab Khotsong	97	102	293	9	10	27
WEST WITS
TauTona Mine	21	20	52	2	2	5
Savuka Mine	13	12	30	1	2	3
Mponeng Mine	77	70	203	7	7	19
EAST & WEST AFRICA REGION	73	64	200	8	6	19
Navachab	7	1	12	1	—	1
Sadiola — Attributable 38%	10	16	55	1	1	5
Morila — Attributable 40%	31	9	43	3	1	4
Geita — Attributable 50%	16	30	62	2	3	6
Yatela — Attributable 40%	9	8	28	1	1	3
NORTH AMERICA REGION	184	257	696	18	25	64
Cripple Creek & Victor J.V	169	238	633	16	23	59
Jerritt Canyon J.V. — Attributable 70%	13	18	61	1	1	5
Exploration	2	1	2	1	1	—
SOUTH AMERICA REGION	75	96	228	7	9	21
Morro Velho	46	56	136	5	5	13
Serra Grande — Attributable 50%	5	13	28	1	1	3
Cerro Vanguardia — Attributable 92.50% *	15	5	21	1	1	2
Minorities and exploration	9	22	43	—	2	3
AUSTRALIA REGION	82	42	152	8	3	14
Sunrise Dam	65	27	111	6	2	10
Boddington — Attributable 33.33%	—	—	—	—	—	—
Exploration	17	15	41	2	1	4
Other	1	8	9	—	(1)	1

ANGLOGOLD GROUP	665	709	1,962	64	67	182

*	Effective July 2002 (previous 46.25%)

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

SA Rand / Metric	Yield - g/t			Gold produced - kg

SOUTH AFRICA REGION **	8.34	8.33	8.48	26,884	26,422	79,342
VAAL RIVER
Great Noligwa Mine	10.72	11.29	11.22	6,528	7,280	21,053
Kopanang Mine	6.97	7.11	7.14	4,025	3,842	11,582
Tau Lekoa Mine	4.36	4.25	4.41	2,387	2,379	6,992
Surface Operations	0.52	0.57	0.55	722	816	2,336
ERGO	0.24	0.24	0.25	1,941	1,997	6,161
WEST WITS
TauTona Mine	11.55	11.32	11.63	5,236	4,574	14,770
Savuka Mine	6.73	8.09	7.55	1,782	2,219	5,831
Mponeng Mine	9.43	8.10	8.68	4,233	3,290	10,562
Surface Operations	15.23	—	9.26	30	25	55
EAST & WEST AFRICA REGION	5.50	3.35	4.15	10,755	6,961	24,760
Navachab	2.00	1.71	1.92	702	620	1,993
Sadiola — Attributable 38%	2.56	2.85	2.94	1,243	1,393	4,182
Morila — Attributable 40%	24.39	5.92	10.94	5,325	1,865	9,040
Geita — Attributable 50%	4.00	3.83	3.82	2,561	2,376	7,096
Yatela — Attributable 40%	3.51	2.44	3.00	924	707	2,449
NORTH AMERICA REGION	0.94	1.22	1.09	3,549	3,553	10,044
Cripple Creek & Victor J.V	0.51	0.56	0.54	1,784	1,504	4,619
Jerritt Canyon J.V. — Attributable 70%	7.04	8.61	8.02	1,765	2,049	5,425
SOUTH AMERICA REGION	7.86	7.58	7.72	4,010	3,242	10,431
Morro Velho	6.96	6.88	6.78	1,693	1,570	4,698
Serra Grande — Attributable 50%	7.87	8.03	7.88	751	743	2,221
Cerro Vanguardia — Attributable 92.50% *	9.13	8.67	9.31	1,566	929	3,512
AUSTRALIA REGION	2.78	2.73	2.62	4,160	4,191	11,966
Sunrise Dam	3.94	3.75	3.58	3,268	3,188	9,095
Boddington — Attributable 33.33%	—	—	—	12	—	54
Union Reefs	1.32	1.46	1.39	880	1,003	2,817

ANGLOGOLD GROUP				49,358	44,369	136,543

*	Effective July 2002 (previous 46.25%)
**	Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

SA Rand / Metric	Productivity per employee - g			Gold sold - kg

SOUTH AFRICA REGION				26,701	26,342	79,048
VAAL RIVER
Great Noligwa Mine	234	258	252	6,481	7,228	20,949
Kopanang Mine	176	169	170	4,000	3,814	11,525
Tau Lekoa Mine	172	171	168	2,371	2,361	6,958
Surface Operations	345	445	420	717	810	2,325
ERGO	581	581	600	1,930	1,998	6,152
WEST WITS
TauTona Mine	307	268	286	5,200	4,584	14,733
Savuka Mine	117	154	134	1,771	2,224	5,820
Mponeng Mine	245	190	207	4,201	3,298	10,531
Surface Operations	—	—	—	30	25	55
EAST & WEST AFRICA REGION				10,721	6,779	24,417
Navachab	658	597	636	702	620	1,993
Sadiola – Attributable 38%	2,333	2,746	2,630	1,412	1,317	4,183
Morila – Attributable 40%	6,265	2,484	4,014	5,054	1,826	8,730
Geita – Attributable 50%	1,474	1,428	1,447	2,561	2,376	7,096
Yatela – Attributable 40%	1,669	1,220	1,491	992	640	2,415
NORTH AMERICA REGION				3,534	3,553	10,029
Cripple Creek & Victor J.V	1,888	1,572	1,627	1,784	1,504	4,619
Jerritt Canyon J.V. — Attributable 70%	2,003	2,359	2,080	1,750	2,049	5,410
SOUTH AMERICA REGION				4,148	3,289	10,595
Morro Velho	486	458	440	1,734	1,576	4,705
Serra Grande — Attributable 50%	959	949	946	766	765	2,259
Cerro Vanguardia — Attributable 92.50% *	1,385	1,668	1,581	1,648	948	3,631
AUSTRALIA REGION				4,191	4,308	12,107
Sunrise Dam	3,489	3,417	3,214	3,285	3,298	9,203
Boddington — Attributable 33.33%	—	—	—	12	10	75
Union Reefs	2,195	2,085	1,995	894	1,000	2,829

ANGLOGOLD GROUP				49,295	44,271	136,196

*	Effective July 2002 (previous 46.25%)

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

SA Rand / Metric	Total cash costs - R/kg			Total production costs - R/kg

SOUTH AFRICA REGION	55,540	51,234	52,443	62,923	57,567	59,078
VAAL RIVER
Great Noligwa Mine	45,435	38,158	40,018	49,100	41,291	43,431
Kopanang Mine	59,380	52,552	54,145	65,098	58,135	59,994
Tau Lekoa Mine	67,254	64,149	64,953	79,109	75,568	76,639
Surface Operations	53,764	42,706	45,580	56,981	45,704	48,618
ERGO	65,617	60,268	61,461	77,326	67,045	69,533
WEST WITS
TauTona Mine	43,997	45,499	44,686	47,287	49,032	48,021
Savuka Mine	88,841	69,422	77,801	93,475	73,208	81,752
Mponeng Mine	57,085	61,937	60,356	74,269	78,767	77,022
Surface Operations	13,974	6,231	10,826	13,974	6,231	10,826
EAST & WEST AFRICA REGION	34,989	48,413	42,171	54,194	67,328	61,750
Navachab	47,366	55,127	48,288	51,208	59,276	52,209
Sadiola — Attributable 38%	57,468	48,836	51,656	87,743	74,372	78,432
Morila — Attributable 40%	16,444	36,209	24,727	38,288	62,239	48,972
Geita — Attributable 50%	55,832	56,681	56,652	71,125	71,809	72,360
Yatela — Attributable 40%	58,274	59,690	56,916	69,789	72,073	70,623
NORTH AMERICA REGION	77,052	71,804	80,196	118,756	111,091	120,471
Cripple Creek & Victor J.V	61,682	64,835	66,167	110,683	112,898	113,257
Jerritt Canyon J.V. — Attributable 70%	90,843	75,078	90,212	125,172	107,928	124,686
SOUTH AMERICA REGION	38,148	43,351	42,254	65,775	68,562	68,960
Morro Velho	40,995	46,922	46,914	61,066	68,311	68,908
Serra Grande — Attributable 50%	30,104	36,456	35,550	49,600	55,348	55,551
Cerro Vanguardia — Attributable 92.50% *	34,339	36,641	35,011	72,955	71,469	70,760
AUSTRALIA REGION	60,745	62,458	64,948	77,790	80,891	83,433
Sunrise Dam	56,895	56,392	59,387	73,503	73,485	76,563
Boddington — Attributable 33.33%	—	—	—	—	—	—
Union Reefs	68,849	74,285	75,620	82,335	91,966	93,354
ANGLOGOLD GROUP	52,751	54,177	54,242	67,637	67,645	68,270

*	Effective July 2002 (previous 46.25%)

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

SA Rand / Metric	EBITDA - Rm			Operating profit non-hedge - Rm **

SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine	343	449	1,258	323	433	1,200
Kopanang Mine	158	176	522	140	161	471
Tau Lekoa Mine	79	78	241	56	56	174
Surface Operations	30	46	122	30	46	122
ERGO	45	71	202	40	67	189
WEST WITS
TauTona Mine	285	246	817	270	234	777
Savuka Mine	19	69	133	12	62	114
Mponeng Mine	180	127	426	109	74	256
Surface Operations	2	2	5	2	2	5
EAST & WEST AFRICA REGION
Navachab	41	31	111	38	28	104
Sadiola — Attributable 38%	60	70	216	23	36	107
Morila — Attributable 40%	446	119	692	330	71	475
Geita — Attributable 50%	112	94	311	75	60	205
Yatela — Attributable 40%	44	28	114	34	20	84
NORTH AMERICA REGION
Cripple Creek & Victor J.V	125	111	333	1	2	15
Jerritt Canyon J.V. — Attributable 70%	40	68	138	(17)	5	(37)
SOUTH AMERICA REGION
Morro Velho	112	103	322	79	71	223
Serra Grande — Attributable 50%	58	58	181	44	44	137
Cerro Vanguardia — Attributable 92.50% *	133	70	293	75	39	172
AUSTRALIA REGION
Sunrise Dam	177	183	464	125	131	314
Boddington — Attributable 33.33%	—	1	1	—	1	1
Union Reefs	27	24	67	22	11	34
Tanami — Attributable 40%	1	1	1	(1)	(1)	(4)
Other	(199)	(218)	(549)	12	34	67

ANGLOGOLD GROUP	2,318	2,007	6,421	1,822	1,687	5,205

*	Effective July 2002 (previous 46.25%)
**	Operating profit including realised non-hedge derivative gains (losses)

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	Ended	Ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

US Dollar / Imperial	Yield - oz/t			Gold produced - oz 000

SOUTH AFRICA REGION **	0.243	0.243	0.247	864	850	2,551
VAAL RIVER
Great Noligwa Mine	0.313	0.329	0.327	210	234	677
Kopanang Mine	0.203	0.207	0.208	129	124	372
Tau Lekoa Mine	0.127	0.124	0.129	77	76	225
Surface Operations	0.015	0.017	0.016	23	26	75
ERGO	0.007	0.007	0.007	62	65	198
WEST WITS
TauTona Mine	0.337	0.330	0.339	168	148	475
Savuka Mine	0.196	0.236	0.220	57	71	187
Mponeng Mine	0.275	0.236	0.253	137	105	340
Surface Operations	0.444	—	0.270	1	1	2
EAST & WEST AFRICA REGION	0.160	0.098	0.121	346	223	796
Navachab	0.058	0.050	0.056	23	20	64
Sadiola — Attributable 38%	0.075	0.083	0.086	40	44	134
Morila — Attributable 40%	0.711	0.173	0.319	171	60	291
Geita — Attributable 50%	0.117	0.112	0.111	82	77	228
Yatela — Attributable 40%	0.102	0.071	0.088	30	22	79
NORTH AMERICA REGION	0.028	0.035	0.032	114	114	323
Cripple Creek & Victor J.V	0.015	0.016	0.016	57	48	149
Jerritt Canyon J.V. — Attributable70%	0.205	0.251	0.234	57	66	174
SOUTH AMERICA REGION	0.229	0.221	0.225	129	104	335
Morro Velho	0.203	0.201	0.198	54	51	151
Serra Grande — Attributable 50%	0.230	0.234	0.230	24	24	71
Cerro Vanguardia — Attributable 92.50% *	0.266	0.253	0.272	51	29	113
AUSTRALIA REGION	0.081	0.080	0.076	134	135	385
Sunrise Dam	0.115	0.109	0.104	105	102	292
Boddington — Attributable 33.33%	—	—	—	—	1	2
Union Reefs	0.038	0.043	0.040	29	32	91

ANGLOGOLD GROUP				1,587	1,426	4,390

*	Effective July 2002 (previous 46.25%)
**	Yield excludes surface operations.

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

US Dollar / Imperial	Productivity per employee - oz			Gold sold - oz 000

SOUTH AFRICA REGION				859	847	2,542
VAAL RIVER
Great Noligwa Mine	7.53	8.30	8.09	208	232	673
Kopanang Mine	5.65	5.43	5.46	128	123	370
Tau Lekoa Mine	5.53	5.49	5.42	77	75	224
Surface Operations	11.08	14.32	13.50	23	26	75
ERGO	18.67	18.68	19.28	62	65	198
WEST WITS
TauTona Mine	9.88	8.63	9.21	168	147	474
Savuka Mine	3.75	4.95	4.29	57	71	187
Mponeng Mine	7.87	6.11	6.64	135	107	339
Surface Operations	—	—	—	1	1	2
EAST & WEST AFRICA REGION				345	218	785
Navachab	21.16	19.20	20.45	23	19	64
Sadiola — Attributable 38%	75.01	88.30	84.57	45	42	134
Morila — Attributable 40%	201.41	79.85	129.06	163	59	281
Geita — Attributable 50%	47.37	45.92	46.52	82	77	228
Yatela — Attributable 40%	53.66	39.21	47.95	32	21	78
NORTH AMERICA REGION				113	114	322
Cripple Creek & Victor J.V	60.70	50.55	52.32	57	48	148
Jerritt Canyon J.V. — Attributable 70%	64.39	75.85	66.86	56	66	174
SOUTH AMERICA REGION				133	106	341
Morro Velho	15.63	14.73	14.16	55	51	151
Serra Grande — Attributable 50%	30.85	30.52	30.41	25	24	73
Cerro Vanguardia — Attributable 92.50% *	44.53	53.63	50.83	53	31	117
AUSTRALIA REGION				135	138	389
Sunrise Dam	112.17	109.87	103.33	106	106	296
Boddington — Attributable 33.33%	—	—	—	—	—	2
Union Reefs	70.58	67.04	64.14	29	32	91

ANGLOGOLD GROUP				1,585	1,423	4,379

*	Effective July 2002 (previous 46.25%)

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

US Dollar / Imperial	Total cash costs - $/oz			Total production costs - $/oz

SOUTH AFRICA REGION	166	152	152	188	171	171
VAAL RIVER
Great Noligwa Mine	136	113	116	147	123	126
Kopanang Mine	178	156	157	195	173	174
Tau Lekoa Mine	201	191	188	236	225	222
Surface Operations	161	127	132	170	136	141
ERGO	196	179	177	231	199	201
WEST WITS
TauTona Mine	131	135	129	141	146	139
Savuka Mine	265	207	225	279	218	237
Mponeng Mine	170	184	175	221	234	223
Surface Operations	42	18	32	42	18	32
EAST & WEST AFRICA REGION	104	144	122	161	200	178
Navachab	141	164	140	153	177	151
Sadiola – Attributable 38%	172	145	149	262	221	226
Morila – Attributable 40%	49	108	72	114	185	142
Geita – Attributable 50%	167	168	164	212	213	209
Yatela – Attributable 40%	174	178	165	208	214	204
NORTH AMERICA REGION	230	213	231	355	330	348
Cripple Creek & Victor J.V	184	193	191	331	336	328
Jerritt Canyon J.V. — Attributable 70%	271	223	260	373	321	359
SOUTH AMERICA REGION	114	129	122	196	204	199
Morro Velho	122	139	135	182	203	199
Serra Grande — Attributable 50%	90	108	102	148	164	160
Cerro Vanguardia — Attributable 92.50% *	103	109	102	218	212	206
AUSTRALIA REGION	181	186	188	232	241	241
Sunrise Dam	170	168	172	220	219	222
Boddington — Attributable 33.33%	—	—	—	—	—	—
Union Reefs	205	222	218	246	274	268
ANGLOGOLD GROUP	158	161	157	202	201	197

*	Effective July 2002 (previous 46.25%)

KEY OPERATING RESULTS
PER REGION

	Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
	ended	ended	ended	ended	ended	ended
	September	June	September	September	June	September
	2002	2002	2002	2002	2002	2002

US Dollar / Imperial	EBITDA - $m			Operating profit non-hedge - $ m **

SOUTH AFRICA REGION
VAAL RIVER
Great Noligwa Mine	33	43	116	31	42	111
Kopanang Mine	15	16	49	13	15	44
Tau Lekoa Mine	7	8	22	5	6	16
Surface Operations	3	4	11	3	4	11
ERGO	4	8	18	4	7	17
WEST WITS
TauTona Mine	28	23	76	26	22	72
Savuka Mine	2	6	13	1	5	11
Mponeng Mine	18	12	40	10	7	24
Surface Operations	—	—	—	—	—	—
EAST & WEST AFRICA REGION
Navachab	4	3	11	4	3	10
Sadiola — Attributable 38%	5	8	20	2	4	10
Morila — Attributable 40%	42	11	65	31	7	45
Geita — Attributable 50%	11	9	29	7	6	19
Yatela — Attributable 40%	4	3	11	3	2	8
NORTH AMERICA REGION
Cripple Creek & Victor J.V	12	10	31	—	—	1
Jerritt Canyon J.V. — Attributable 70%	3	6	13	(2)	—	(3)
SOUTH AMERICA REGION
Morro Velho	11	10	30	8	7	21
Serra Grande — Attributable 50%	5	6	16	4	4	12
Cerro Vanguardia — Attributable 92.50% *	7	4	17	7	4	16
AUSTRALIA REGION
Sunrise Dam	17	18	43	12	13	29
Boddington — Attributable 33.33%	—	—	—	—	—	—
Union Reefs	3	2	6	2	1	3
Tanami — Attributable 40%	—	—	—	—	—	—
Other	(12)	(18)	(41)	3	3	6

ANGLOGOLD GROUP	222	192	596	174	162	483

*	Effective July 2002 (previous 46.25%)
**	Operating profit including realised non-hedge derivative gains (losses)

SHAFT SINKING

	Quarter	Quarter	Nine months
	ended	ended	ended
	September	June	September
	2002	2002	2002

Statistics are shown in metric units	metres

MOAB KHOTSONG MINE
Main shaft
Advance	—	21	69
Depth to date (below collar)	3,112	3,112	3,112
Rock / ventilation sub-vertical shaft
Depth to date	939	939	939
Station cutting	—	—	—
MPONENG MINE
Sub Shaft 1
Depth to date	1,209	1,209	1,209
Sub Shaft Vent Shaft Deepening
Advance	—	—	—
Depth to date	27	27	27

Statistics are shown in imperial units	feet

MOAB KHOTSONG MINE
Main shaft
Advance	—	68	227
Depth to date (below collar)	10,210	10,210	10,210
Rock / ventilation sub-vertical shaft
Depth to date	3,080	3,080	3,080
Station cutting	—	—	—
MPONENG MINE
Sub Shaft 1
Depth to date	3,965	3,965	3,965
Sub Shaft Vent Shaft Deepening
Advance	—	—	—
Depth to date	89	89	89

DEVELOPMENT
Development values represent actual results of sampling, no allowances having been made for adjustments necessary in estimating ore reserves.

	Quarter ended September 2002

Statistics are shown in metric units

		Sampled
	Advance
	metres	metres	channel	gold		uranium
			width
			cm	g/t	cm.g/t	kg/t	cm.kg/t

VAAL RIVER
Great Noligwa Mine
Vaal reef	5,477	798	101.60	30.24	3,072	1.63	165.14
“C” reef	24	—	—	—	—	—	—
Kopanang Mine
Vaal reef	9,050	924	11.00	241.18	2,653	8.14	89.49
“C” reef	245	—	—	—	—	—	—
Tau Lekoa Mine
Ventersdorp Contact reef	3,913	682	114.40	8.30	949	0.11	12.64
Moab Khotsong Mine
Vaal reef	272	—	—	—	—	—	—
WEST WITS
TauTona Mine
Ventersdorp Contact reef	—	—	—	—	—	—	—
Carbon Leader reef	4,589	114	18.60	174.09	3,238	2.62	48.73
Savuka Mine
Ventersdorp Contact reef	667	30	56.50	13.33	753	0.02	1.00
Carbon Leader reef	1,085	—	—	—	—	—	—
Mponeng Mine
Ventersdorp Contact reef	5,691	600	78.60	19.40	1,525	—	—

Statistics are shown in imperial units

		Sampled
	Advance
	feet	feet	channel	gold		uranium
			width
			inches	oz/t	ft.oz/t	lb/t	ft.lb/t

VAAL RIVER
Great Noligwa Mine
Vaal reef	17,969	2,618	40.00	0.88	2.94	3.26	10.87
“C” reef	77	—	—	—	—	—	—
Kopanang Mine
Vaal reef	29,690	3,031	4.33	7.03	2.54	16.28	5.88
“C” reef	804	—	—	—	—	—	—
Tau Lekoa Mine
Ventersdorp Contact reef	12,837	2,238	45.04	0.24	0.91	0.22	0.83
Moab Khotsong Mine
Vaal reef	893	—	—	—	—	—	—
WEST WITS
TauTona Mine
Ventersdorp Contact reef	—	—	—	—	—	—	—
Carbon Leader reef	15,056	374	7.32	5.08	3.10	5.24	3.20
Savuka Mine
Ventersdorp Contact reef	2,189	98	22.24	0.39	0.72	0.04	0.07
Carbon Leader reef	3,561	—	—	—	—	—	—
Mponeng Mine
Ventersdorp Contact reef	18,671	1,969	30.94	0.57	1.46	—	—

SOUTH AFRICA REGION
VAAL RIVER

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

GREAT NOLIGWA MINE				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Area mined - 000	- m2	/- ft2		110	107	319	1,179	1,155	3,432
Milled - 000	- tonnes	/- tons
	- reef			609	645	1,876	671	711	2,068
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			609	645	1,876	671	711	2,068
Yield	- g/t	/- oz/t
	- reef			10.72	11.29	11.22	0.313	0.329	0.327
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- average			10.72	11.29	11.22	0.313	0.329	0.327
Gold produced	- kg	/- oz 000
	- reef			6,528	7,280	21,053	210	234	677
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			6,528	7,280	21,053	210	234	677
Gold sold	- kg	/- oz 000	- total	6,481	7,228	20,949	208	232	673
Price received	- R/kg	/- $/oz	- sold	98,469	100,605	100,220	294	299	289
Total cash costs	- R/-$		- ton milled	487	431	449	42	37	38
	- R/kg	/- $/oz	- produced	45,435	38,158	40,018	136	113	116
Total production costs	- R/kg	/- $/oz	- produced	49,100	41,291	43,431	147	123	126
PRODUCTIVITY
per employee	- g	/- oz	- target	286	278	273	9.19	8.95	8.76
			- actual	234	258	252	7.53	8.30	8.09
per employee	- m2	/- ft2	- target	4.10	3.85	3.80	44.13	41.45	40.85
			- actual	3.93	3.81	3.81	42.31	40.97	41.00

FINANCIAL RESULTS (MILLION)
Gold income				605	643	1,897	58	62	176
Cost of sales				315	295	899	30	28	83

Cash operating costs				294	274	833	28	26	77
Other cash costs				3	4	9	—	1	1

Total cash costs				297	278	842	28	27	78
Retrenchment costs				1	2	4	—	—	—
Rehabilitation and other
non-cash costs				3	5	10	—	1	1

Production costs				301	285	856	28	28	79
Amortisation of mining assets				20	16	58	2	1	5
Inventory change				(6)	(6)	(15)	—	(1)	(1)

Operating profit				290	348	998	28	34	93
Realised non-hedge derivative gains (losses)				33	85	202	3	8	18

Operating profit including realised non-hedge derivatives				323	433	1,200	31	42	111

Capital expenditure				20	11	36	1	2	3

SOUTH AFRICA REGION
VAAL RIVER

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

KOPANANG MINE				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Area mined - 000	- m2	/- ft2		118	118	337	1,274	1,270	3,629
Milled - 000	- tonnes	/- tons
	- reef			577	540	1,623	637	596	1,789
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			577	540	1,623	637	596	1,789
Yield	- g/t	/- oz/t
	- reef			6.97	7.11	7.14	0.203	0.207	0.208
	- waste			—	—	—	—	—	—
	- surface and	dump reclamation		—	—	—	—	—	—
	- average			6.97	7.11	7.14	0.203	0.207	0.208
Gold produced	- kg	/- oz 000
	- reef			4,025	3,842	11,582	129	124	372
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			4,025	3,842	11,582	129	124	372
Gold sold	- kg	/- oz 00	- total	4,000	3,814	11,525	128	123	370
Price received	- R/kg	/- $/oz	- sold	98,538	100,581	100,296	294	299	290
Total cash costs	- R	/-$	- ton milled	414	374	386	36	32	33
	- R/kg	/- $/oz	- produced	59,380	52,552	54,145	178	156	157
Total production costs	- R/kg	/- $/oz	- produced	65,098	58,135	59,994	195	173	174
PRODUCTIVITY
per employee	- g	/- oz	- target	174	174	174	5.61	5.60	5.59
			- actual	176	169	170	5.65	5.43	5.46
per employee	- m2	/- ft2	- target	4.87	4.82	4.85	52.47	51.93	52.20
			- actual	5.17	5.19	4.94	55.66	55.87	53.17

FINANCIAL RESULTS (MILLION)
Gold income				376	339	1,050	36	32	97
Cost of sales				254	222	685	24	21	64

Cash operating costs				237	200	620	23	19	58
Other cash costs				2	2	7	—	—	1

Total cash costs				239	202	627	23	19	59
Retrenchment costs				1	2	6	—	—	—
Rehabilitation and

other non-cash costs				4	4	11	—	1	1
Production costs				244	208	644	23	20	60
Amortisation of
mining assets				18	15	51	2	1	5
Inventory change				(8)	(1)	(10)	(1)	—	(1)

Operating profit				122	117	365	12	11	33
Realised non-hedge derivative gains (losses)				18	44	106	1	4	11

Operating profit including realised non-hedge derivatives				140	161	471	13	15	44

Capital expenditure				19	24	56	2	2	5

SOUTH AFRICA REGION
VAAL RIVER

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

TAU LEKOA MINE				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Area mined - 000	- m2	/- ft2		108	105	305	1,161	1,134	3,282
Milled - 000	- tonnes	/- tons
	- reef			547	560	1,586	603	617	1,748
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			547	560	1,586	603	617	1,748
Yield	- g/t	/- oz/t
	- reef			4.36	4.25	4.41	0.127	0.124	0.129
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- average			4.36	4.25	4.41	0.127	0.124	0.129
Gold produced	- kg	/- oz 000
	- reef			2,387	2,379	6,992	77	76	225
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			2,387	2,379	6,992	77	76	225
Gold sold	- kg	/- oz 000	- total	2,371	2,361	6,958	77	75	224
Price received	- R/kg	/- $/oz	- sold	98,379	100,622	100,450	294	300	290
Total cash costs	- R	/-$	- ton milled	293	272	286	26	24	24
	- R/kg	/- $/oz	- produced	67,254	64,149	64,953	201	191	188
Total production costs	- R/kg	/- $/oz	- produced	79,109	75,568	76,639	236	225	222
PRODUCTIVITY
per employee	- g	/- oz	- target	191	189	185	6.15	6.09	5.96
			- actual	172	171	168	5.53	5.49	5.42
per employee	- m2	/- ft2	- target	8.01	7.96	7.74	86.20	85.71	83.30
			- actual	7.78	7.56	7.34	83.71	81.39	79.05

FINANCIAL RESULTS (MILLION)
Gold income				222	210	634	21	21	59
Cost of sales				177	182	524	16	17	49

Cash operating costs				159	151	450	15	15	42
Other cash costs				1	2	4	—	—	—

Total cash costs				160	153	454	15	15	42
Retrenchment costs				2	2	6	—	—	1
Rehabilitation and other non-cash costs				3	3	8	—	—	1

Production costs				165	158	468	15	15	44
Amortisation of mining assets				23	22	67	2	2	6
Inventory change				(11)	2	(11)	(1)	—	(1)

Operating profit				45	28	110	5	4	10
Realised non-hedge derivative gains (losses)				11	28	64	—	2	6

Operating profit including realised non-hedge derivatives				56	56	174	5	6	16

Capital expenditure				3	3	7	1	—	1

SOUTH AFRICA REGION
VAAL RIVER

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

SURFACE OPERATIONS				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Area mined - 000	- m2	/- ft2		—	—	—	—	—	—
Milled - 000	- tonnes	/- tons
	- reclamation from rehabilitation			—	—	—	—	—	—
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			1,402	1,435	4,253	1,545	1,582	4,688
	- total			1,402	1,435	4,253	1,545	1,582	4,688
Yield	- g/t	/- oz/t
	- reclamation from rehabilitation			—	—	—	—	—	—
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			0.52	0.57	0.55	0.015	0.017	0.016
	- average			0.52	0.57	0.55	0.015	0.017	0.016
Gold produced	- kg	/- oz 000
	- reclamation from rehabilitation			—	—	—	—	—	—
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			722	816	2,336	23	26	75
	- total			722	816	2,336	23	26	75
Gold sold	- kg	/- oz 000	- total	717	810	2,325	23	26	75
Price received	- R/kg	/- $/oz	- sold	98,774	100,668	100,576	294	299	290
Total cash costs *	- R	/-$	- ton milled	28	24	25	2	2	2
	- R/kg	/- $/oz	- produced	53,764	42,706	45,580	161	127	132
Total production costs	- R/kg	/- $/oz	- produced	56,981	45,704	48,618	170	136	141
PRODUCTIVITY
per employee	- g	/- oz	- target	423	418	418	13.61	13.44	13.43
			- actual	345	445	420	11.08	14.32	13.50
per employee	- m2	/- ft2	- target	—	—	—	—	—	—
			- actual	—	—	—	—	—	—

FINANCIAL RESULTS (MILLION)
Gold income				67	72	212	6	7	20
Cost of sales				40	37	111	4	3	11

Cash operating costs				39	35	106	4	3	10
Other cash costs				—	—	—	—	—	—

Total cash costs				39	35	106	4	3	10
Retrenchment costs				—	—	—	—	—	—
Rehabilitation and other non-cash costs				2	3	7	—	—	1

Production costs				41	38	113	4	3	11
Amortisation of mining assets				—	—	—	—	—	—
Inventory change				(1)	(1)	(2)	—	—	—

Operating profit				27	35	101	2	4	9
Realised non-hedge derivative gains (losses)				3	11	21	1	—	2

Operating profit including realised non-hedge derivatives				30	46	122	3	4	11

				Moab Khotsong

Capital expenditure				97	102	293	9	10	27

*	Excludes reclamation from rehabilitation

SOUTH AFRICA REGION
ERGO

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Material treated	- tonnes	/ - tons	- 000	8,003	8,156	24,364	8,822	8,991	26,857
Yield	- g/t	/ - oz/t		0.24	0.24	0.25	0.007	0.007	0.007
Gold produced	- kg	/ - oz 000		1,941	1,997	6,161	62	65	198
Gold sold	- kg	/ - oz 000		1,930	1,998	6,152	62	65	198
Price received	- R/kg	/ - $/oz	- sold	98,334	100,644	100,739	294	299	290
Total cash costs	- R	/ - $	- ton treated	16	15	16	1	1	1
	- R/kg	/ - $/oz	- produced	65,617	60,268	61,461	196	179	177
Total production costs	- R/kg	/ - $/oz	- produced	77,326	67,045	69,533	231	199	201
PRODUCTIVITY
per employee	- g	/ - oz	- target	497	536	523	15.97	17.23	16.81
			- actual	581	581	600	18.67	18.68	19.28
FINANCIAL RESULTS (MILLION)
Gold income				181	178	562	17	17	52
Cost of sales				150	134	431	14	13	39

Cash operating costs				126	119	376	12	11	35
Other cash costs				1	1	2	—	—	—

Total cash costs				127	120	378	12	11	35
Retrenchment costs				—	1	2	—	—	—
Rehabilitation and other non-cash costs				18	8	35	2	1	3

Production costs				145	129	415	14	12	38
Amortisation of mining assets				5	4	13	—	1	1
Inventory change				—	1	3	—	—	—

Operating profit				31	44	131	3	4	13
Realised non-hedge derivative gains (losses)				9	23	58	1	3	4

Operating profit including realised non-hedge derivatives				40	67	189	4	7	17

Capital expenditure				—	—	—	—	—	—

SOUTH AFRICA REGION
WEST WITS

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

				Rand / Metric			Dollar / Imperial

TAUTONA MINE
OPERATING RESULTS
GOLD
Area mined — 000	- m2	/ - ft2		82	73	227	879	786	2,438
Milled — 000	- tonnes	/ - tons
	- reef			453	404	1,270	500	445	1,400
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			453	404	1,270	500	445	1,400
Yield	- g/t	/ - oz/t
	- reef			11.55	11.32	11.63	0.337	0.330	0.339
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- average			11.55	11.32	11.63	0.337	0.330	0.339
Gold produced	- kg	/ - oz 000
	- reef			5,236	4,574	14,770	168	148	475
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			5,236	4,574	14,770	168	148	475
Gold sold	- kg	/ - oz 000	- total	5,200	4,584	14,733	168	147	474
Price received	- R/kg	/ - $/oz	- sold	98,706	100,772	100,525	294	299	290
Total cash costs	- R	/ - $	- ton milled	508	515	520	44	45	44
	- R/kg	/ - $/oz	- produced	43,997	45,499	44,686	131	135	129
Total production costs	- R/kg	/ - $/oz	- produced	47,287	49,032	48,021	141	146	139
PRODUCTIVITY
per employee	- g	/ - oz	- target	294	283	283	9.47	9.09	9.10
			- actual	307	268	286	9.88	8.63	9.21
per employee	- m2	/ - ft2	- target	4.59	4.40	4.41	49.40	47.36	47.42
			- actual	4.79	4.29	4.39	51.60	46.15	47.30
FINANCIAL RESULTS (MILLION)

Gold income				487	411	1,346	47	39	125
Cost of sales				244	228	705	24	21	67

Cash operating costs				228	206	654	22	20	61
Other cash costs				2	2	6	—	—	1

Total cash costs				230	208	660	22	20	62
Retrenchment costs				1	2	6	—	—	1
Rehabilitation and other non—cash costs				1	2	4	—	—	—

Production costs				232	212	670	22	20	63
Amortisation of mining assets				15	12	40	2	1	4
Inventory change				(3)	4	(5)	—	—	—

Operating profit				243	183	641	23	18	58
Realised non—hedge derivative gains (losses)				27	51	136	3	4	14

Operating profit including realised non—hedge derivatives				270	234	777	26	22	72

Capital expenditure				21	20	52	2	2	5

SOUTH AFRICA REGION
WEST WITS

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

				Rand / Metric			Dollar / Imperial

SAVUKA MINE
OPERATING RESULTS
GOLD
Area mined — 000	- m2	/ - ft2		53	53	149	565	568	1,599
Milled — 000	- tonnes	/ - tons
	- reef			265	275	773	292	303	852
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			265	275	773	292	303	852
Yield	- g/t	/ - oz/t
	- reef			6.73	8.09	7.55	0.196	0.236	0.220
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- average			6.73	8.09	7.55	0.196	0.236	0.220
Gold produced	- kg	/ - oz 000
	- reef			1,782	2,219	5,831	57	71	187
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			1,782	2,219	5,831	57	71	187
Gold sold	- kg	/ - oz 000	- total	1,771	2,224	5,820	57	71	187
Price received	- R/kg	/ - $/oz	- sold	98,543	100,618	100,482	294	299	290
Total cash costs	- R	/ - $	- ton milled	598	562	587	52	49	50
	- R/kg	/ - $/oz	- produced	88,841	69,422	77,801	265	207	225
Total production costs	- R/kg	/ - $/oz	- produced	93,475	73,208	81,752	279	218	237
PRODUCTIVITY
per employee	- g	/ - oz	- target	147	139	135	4.72	4.46	4.34
			- actual	117	154	134	3.75	4.95	4.29
per employee	- m2	/ - ft2	- target	4.78	4.38	4.30	51.50	47.17	46.30
			- actual	3.44	3.66	3.40	36.98	39.41	36.62

FINANCIAL RESULTS (MILLION)
Gold income				167	198	530	16	19	49
Cost of sales				163	164	470	16	16	43

Cash operating costs				157	153	449	15	15	42
Other cash costs				2	2	4	—	—	—

Total cash costs				159	155	453	15	15	42
Retrenchment costs				—	1	2	—	—	—
Rehabilitation and other non—cash costs				1	1	2	—	—	—

Production costs				160	157	457	15	15	42
Amortisation of mining assets				7	7	19	1	1	2
Inventory change				(4)	—	(6)	—	—	(1)

Operating profit				4	34	60	—	3	6
Realised non—hedge derivative gains (losses)				8	28	54	1	2	5

Operating profit including realised non—hedge derivatives				12	62	114	1	5	11

Capital expenditure				13	12	30	1	2	3

SOUTH AFRICA REGION
WEST WITS

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

				Rand / Metric			Dollar / Imperial

MPONENG MINE
OPERATING RESULTS
GOLD
Area mined — 000	- m2	/ - ft2		85	72	221	912	782	2,378
Milled — 000	- tonnes	/ - tons
	- reef			449	406	1,217	495	448	1,342
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			449	406	1,217	495	448	1,342
Yield	- g/t	/ - oz/t
	- reef			9.43	8.10	8.68	0.275	0.236	0.253
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- average			9.43	8.10	8.68	0.275	0.236	0.253
Gold produced	- kg	/ - oz 000
	- reef			4,233	3,290	10,562	137	105	340
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			—	—	—	—	—	—
	- total			4,233	3,290	10,562	137	105	340
Gold sold	- kg	/ - oz 000	- total	4,201	3,298	10,531	135	107	339
Price received	- R/kg	/ - $/oz	- sold	98,456	100,652	100,178	294	299	290
Total cash costs	- R	/ - $	- ton milled	538	501	524	47	43	44
	- R/kg	/ - $/oz	- produced	57,085	61,937	60,356	170	184	175
Total production costs	- R/kg	/ - $/oz	- produced	74,269	78,767	77,022	221	234	223
PRODUCTIVITY
per employee	- g	/ - oz	- target	202	179	193	6.49	5.76	6.21
			- actual	245	190	207	7.87	6.11	6.64
per employee	- m2	/ - ft2	- target	4.43	4.39	4.38	47.72	47.20	47.14
			- actual	4.90	4.19	4.32	52.79	45.10	46.51

FINANCIAL RESULTS (MILLION)
Gold income				392	294	960	38	28	89
Cost of sales				306	258	800	30	24	75

Cash operating costs				240	201	632	23	19	59
Other cash costs				2	2	6	—	—	1

Total cash costs				242	203	638	23	19	60
Retrenchment costs				1	2	4	—	—	—
Rehabilitation and other non—cash costs				1	1	3	—	—	—

Production costs				244	206	645	23	19	60
Amortisation of mining assets				71	53	170	8	5	16
Inventory change				(9)	(1)	(15)	(1)	—	(1)

Operating profit				86	36	160	8	4	14
Realised non—hedge derivative gains (losses)				23	38	96	2	3	10

Operating profit including realised non—hedge derivatives				109	74	256	10	7	24

Capital expenditure				77	70	203	7	7	19

SOUTH AFRICA REGION
WEST WITS

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

				Rand / Metric			Dollar / Imperial

SURFACE OPERATIONS
OPERATING RESULTS
GOLD
Area mined — 000	- m2	/ - ft2		—	—	—	—	—	—
Milled — 000	- tonnes	/ - tons
	- reclamation from rehabilitation			—	—	—	—	—	—
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			2	—	6	2	—	7
	- total			2	—	6	2	—	7
Yield	- g/t	/ - oz/t
	- reclamation from rehabilitation			—	—	—	—	—	—
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			15.23	—	9.26	0.444	—	0.270
	- average			15.23	—	9.26	0.444	—	0.270
Gold produced	- kg	/ - oz 000
	- reclamation from rehabilitation			—	—	—	—	—	—
	- waste			—	—	—	—	—	—
	- surface and dump reclamation			30	25	55	1	1	2
	- total			30	25	55	1	1	2
Gold sold	- kg	/ - oz 000	- total	30	25	55	1	1	2
Price received	- R/kg	/ - $/oz	- sold	96,684	97,874	97,227	295	299	297
Total cash costs*	- R	/ - $	- ton milled	213	—	100	18	—	9
	- R/kg	/ - $/oz	- produced	13,974	6,231	10,826	42	18	32
Total production costs	- R/kg	/ - $/oz	- produced	13,974	6,231	10,826	42	18	32
PRODUCTIVITY
per employee	- g	/ - oz	- target	—	—	—	—	—	—
			- actual	—	—	—	—	—	—
per employee	- m2	/ - ft2	- target	—	—	—	—	—	—
			- actual	—	—	—	—	—	—

FINANCIAL RESULTS (MILLION)
Gold income				3	2	5	—	—	—
Cost of sales				1	—	1	—	—	—

Cash operating costs				1	—	1	—	—	—
Other cash costs				—	—	—	—	—	—

Total cash costs				1	—	1	—	—	—
Retrenchment costs				—	—	—	—	—	—
Rehabilitation and other non-cash costs				—	—	—	—	—	—

Production costs				1	—	1	—	—	—
Amortisation of mining assets				—	—	—	—	—	—
Inventory change				—	—	—	—	—	—

Operating profit				2	2	4	—	—	—
Realised non-hedge derivative gains (losses)				—	—	1	—	—	—

Operating profit including realised non-hedge derivatives				2	2	5	—	—	—

Capital expenditure				—	—	—	—	—	—

*	Excludes reclamation from rehabilitation

EAST & WEST AFRICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

NAVACHAB				Rand / Metric				Dollar / Imperial

OPERATING RESULTS
GOLD
Mined - 000	- tonnes	/ - tons		1,037	1,026	2,760	1,143	1,131	3,042
Volume mined - 000	- bcm	/ - bcy		368	367	988	481	479	1,293
Stripping ratio	- t (mined - treated)	/ t treated		1.96	1.82	1.66	1.96	1.82	1.66
Treated - 000	- tonnes	/ - tons		351	363	1,037	387	400	1,143
Yield	- g/t	/ - oz/t		2.00	1.71	1.92	0.058	0.050	0.056
Gold produced	- kg	/ - oz 000		702	620	1,993	23	20	64
Gold sold	- kg	/ - oz 000		702	620	1,993	23	19	64
Price received	- R/kg	/ - $/oz	- sold	105,690	102,307	103,985	315	307	301
Total cash costs	- R/kg	/ - $/oz	- produced	47,366	55,127	48,288	141	164	140
Total production costs	- R/kg	/ - $/oz	- produced	51,208	59,276	52,209	153	177	151
PRODUCTIVITY
per employee	- g	/ - oz	- target	582	570	563	18.70	18.31	18.11
			- actual	658	597	636	21.16	19.20	20.45

FINANCIAL RESULTS (MILLION)
Gold income				74	63	207	7	6	19
Cost of sales				36	35	103	3	3	10

Cash operating costs				33	34	95	3	3	9
Other cash costs				—	1	1	—	—	—

Total cash costs				33	35	96	3	3	9
Rehabilitation and other non-cash costs				—	—	1	—	—	—

Production costs				33	35	97	3	3	9
Amortisation of mining assets				3	3	7	—	—	1
Inventory change				—	(3)	(1)	—	—	—

Operating profit				38	28	104	4	3	9
Realised non-hedge derivative gains (losses)				—	—	—	—	—	1

Operating profit including realised non-hedge derivatives				38	28	104	4	3	10

Capital expenditure				7	1	12	1	—	1

EAST & WEST AFRICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

SADIOLA — Attributable 38%				Rand / Metric				Dollar / Imperial

OPERATING RESULTS
GOLD
Mined - 000	- tonnes	/ - tons		1,517	1,544	4,538	1,673	1,702	5,002
Volume mined - 000	- bcm	/ - bcy		818	816	2,425	1,070	1,068	3,171
Stripping ratio	- t (mined - treated)	/ t treated		2.13	2.16	2.19	2.13	2.16	2.19
Treated - 000	- tonnes	/ - tons		485	489	1,422	535	539	1,568
Yield	- g/t	/ - oz/t		2.56	2.85	2.94	0.075	0.083	0.086
Gold produced	- kg	/ - oz 000		1,243	1,393	4,182	40	44	134
Gold sold	- kg	/ - oz 000		1,412	1,317	4,183	45	42	134
Price received	- R/kg	/ - $/oz	- sold	99,310	101,198	103,618	298	299	298
Total cash costs	- R/kg	/ - $/oz	- produced	57,468	48,836	51,656	172	145	149
Total production costs	- R/kg	/ - $/oz	- produced	87,743	74,372	78,432	262	221	226
PRODUCTIVITY
per employee	- g	/ - oz	- target	2 306	2 279	2 378	74.15	73.27	76.45
			- actual	2 333	2 746	2 630	75.01	88.30	84.57

FINANCIAL RESULTS (MILLION)
Gold income				149	136	443	14	13	41
Cost of sales				117	98	326	11	9	30

Cash operating costs				61	58	186	6	5	17
Other cash costs				10	10	30	1	1	3

Total cash costs				71	68	216	7	6	20
Rehabilitation and other non-cash costs				1	1	3	—	—	—

Production costs				72	69	219	7	6	20
Amortisation of mining assets				37	34	109	3	4	10
Inventory change				8	(5)	(2)	1	(1)	—

Operating profit				32	38	117	3	4	11
Realised non-hedge derivative gains (losses)				(9)	(2)	(10)	(1)	—	(1)

Operating profit including realised non-hedge derivatives				23	36	107	2	4	10

Capital expenditure				10	16	55	1	1	5

EAST & WEST AFRICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

MORILA — Attributable 40%				Rand / Metric				Dollar / Imperial

OPERATING RESULTS
GOLD
Mined - 000	- tonnes	/ - tons		2,219	2,599	8,080	2,446	2,866	8,907
Volume mined - 000	- bcm	/ - bcy		987	1,068	3,359	1,291	1,396	4,394
Stripping ratio	- t (mined - treated)	/ t treated		9.17	7.25	8.78	9.17	7.25	8.78
Treated - 000	- tonnes	/ - tons		218	315	826	241	347	911
Yield	- g/t	/ - oz/t		24.39	5.92	10.94	0.711	0.173	0.319
Gold produced	- kg	/ - oz 000		5,325	1,865	9,040	171	60	291
Gold sold	- kg	/ - oz 000		5,054	1,826	8,730	163	59	281
Price received	- R/kg	/ - $/oz	- sold	105,006	101,662	104,952	311	304	305
Total cash costs	- R/kg	/ - $/oz	- produced	16,444	36,209	24,727	49	108	72
Total production costs	- R/kg	/ - $/oz	- produced	38,288	62,239	48,972	114	185	142
PRODUCTIVITY
per employee	- g	/ - oz	- target	3 631	2 839	3 065	116.73	91.27	98.54
			- actual	6 265	2 484	4 014	201.41	79.85	129.06

FINANCIAL RESULTS (MILLION)
Gold income				531	186	916	51	18	86
Cost of sales				201	115	442	19	11	41

Cash operating costs				50	54	159	5	5	15
Other cash costs				38	13	65	3	2	6

Total cash costs				88	67	224	8	7	21
Rehabilitation and other non-cash costs				1	1	2	—	—	—

Production costs				89	68	226	8	7	21
Amortisation of mining assets				116	48	217	11	4	20
Inventory change				(4)	(1)	(1)	—	—	—

Operating profit				330	71	474	32	7	45
Realised non-hedge derivative gains (losses)				—	—	1	(1)	—	—

Operating profit including realised non-hedge derivatives				330	71	475	31	7	45

Capital expenditure				31	9	43	3	1	4

EAST & WEST AFRICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

GEITA — Attributable 50%				Rand / Metric				Dollar / Imperial

OPERATING RESULTS
GOLD
Mined - 000	- tonnes	/ - tons		6,868	5,666	15,904	7,571	6,245	17,532
Volume mined - 000	- bcm	/ - bcy		2,669	2,356	6,465	3,491	3,082	8,457
Stripping ratio	- t (mined - treated)	/ t treated		9.73	8.13	7.56	9.73	8.13	7.56
Treated - 000	- tonnes	/ - tons		640	620	1,859	705	684	2,049
Yield	- g/t	/ - oz/t		4.00	3.83	3.82	0.117	0.112	0.111
Gold produced	- kg	/ - oz 000		2,561	2,376	7,096	82	77	228
Gold sold	- kg	/ - oz 000		2,561	2,376	7,096	82	77	228
Price received	- R/kg	/ - $/oz	- sold	100,774	96,965	101,313	301	289	293
Total cash costs	- R/kg	/ - $/oz	- produced	55,832	56,681	56,652	167	168	164
Total production costs	- R/kg	/ - $/oz	- produced	71,125	71,809	72,360	212	213	209
PRODUCTIVITY
per employee	- g	/ - oz	- target	1 750	1 657	1 645	56.26	53.26	52.90
			- actual	1 474	1 428	1 447	47.37	45.92	46.52

FINANCIAL RESULTS (MILLION)
Gold income				256	228	711	25	22	66
Cost of sales				183	169	514	18	16	48

Cash operating costs				132	125	373	13	12	35
Other cash costs				11	10	29	1	1	3

Total cash costs				143	135	402	14	13	38
Rehabilitation and other non-cash costs				2	1	5	—	—	—

Production costs				145	136	407	14	13	38
Amortisation of mining assets				37	34	106	4	3	10
Inventory change				1	(1)	1	—	—	—

Operating profit				73	59	197	7	6	18
Realised non-hedge derivative gains (losses)				2	1	8	—	—	1

Operating profit including realised non-hedge derivatives				75	60	205	7	6	19

Capital expenditure				16	30	62	2	3	6

EAST & WEST AFRICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

YATELA-Attributable 40%				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Mined - 000	- tonnes	/ - tons		1,824	1,563	5,041	2,010	1,723	5,557
Volume mined - 000	- bcm	/ - bcy		882	770	2,466	1,154	1,008	3,226
Stripping ratio	- t (mined - treated)	/ t treated		5.94	4.39	5.18	5.94	4.39	5.18
Treated - 000	- tonnes	/ - tons		263	290	815	290	319	899
Yield	- g/t	/ - oz/t		3.51	2.44	3.00	0.102	0.071	0.088
Gold produced	- kg	/ - oz 000		924	707	2,449	30	22	79
Gold sold	- kg	/ - oz 000		992	640	2,415	32	21	78
Price received	- R/kg	/ - $/oz	- sold	104,874	105,600	105,780	314	313	306
Total cash costs	- R/kg	/ - $/oz	- produced	58,274	59,690	56,916	174	178	165
Total production costs	- R/kg	/ - $/oz	- produced	69,789	72,073	70,623	208	214	204
PRODUCTIVITY
per employee	- g	/ - oz	- target	1967	1511	1607	63.23	48.58	51.68
			- actual	1669	1220	1491	53.66	39.21	47.95

FINANCIAL RESULTS (MILLION)
Gold income				104	67	255	10	6	24
Cost of sales				70	47	171	7	4	16

Cash operating costs				46	38	121	4	4	11
Other cash costs				7	5	19	1	—	2

Total cash costs				53	43	140	5	4	13
Rehabilitation and other non-cash costs				1	1	3	—	—	—

Production costs				54	44	143	5	4	13
Amortisation of mining assets				10	8	30	1	1	3
Inventory change				6	(5)	(2)	1	(1)	—

Operating profit				34	20	84	3	2	8
Realised non-hedge derivative gains (losses)				—	—	—	—	—	—

Operating profit including realised non-hedge derivatives				34	20	84	3	2	8

Capital expenditure				9	8	28	1	1	3

NORTH AMERICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

CRIPPLE CREEK & VICTOR J.V.				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Underground Operations
Mined - 000	- tonnes	/ - tons		—	—	—	—	—	—
Treated - 000	- tonnes	/ - tons		—	—	—	—	—	—
Gold in ore	- kg	/ - oz 000		—	—	—	—	—	—
Yield	- g/t	/ - oz/t		—	—	—	—	—	—
Gold produced	- kg	/ - oz 000		—	—	—	—	—	—
Open-pit Operations
Mined - 000	- tonnes	/ - tons		11,038	12,228	34,105	12,167	13,479	37,595
Stripping ratio	- t (mined - treated) / t treated			2.14	3.55	3.01	2.14	3.55	3.01
Treated - 000	- tonnes	/ - tons		3,510	2,685	8,502	3,869	2,960	9,372
Gold in ore	- kg	/ - oz 000		5,880	5,334	14,928	189	172	480
Yield	- g/t	/ - oz/t		0.51	0.56	0.54	0.015	0.016	0.016
Gold produced	- kg	/ - oz 000		1,784	1,504	4,619	57	48	149
Total
Yield	- g/t	/ - oz/t		0.51	0.56	0.54	0.015	0.016	0.016
Gold produced	- kg	/ - oz 000		1,784	1,504	4,619	57	48	149
Gold sold	- kg	/ - oz 000		1,784	1,504	4,619	57	48	148
Price received	- R/kg	/ - $/oz	- sold	111,367	114,624	116,445	333	342	337
Total cash costs	- R/kg	/ - $/oz	- produced	61,682	64,835	66,167	184	193	191
Total production costs	- R/kg	/ - $/oz	- produced	110,683	112,898	113,257	331	336	328
PRODUCTIVITY
per employee	- g	/ - oz	- target	2,689	2,024	2,164	86.46	65.09	69.59
			- actual	1,888	1,572	1,627	60.70	50.55	52.32

FINANCIAL RESULTS (MILLION)
Gold income				197	163	526	19	15	49
Cost of sales				197	170	524	19	16	50

Cash operating costs				165	153	483	16	15	45
Other cash costs				—	—	—	—	—	—

Total cash costs				165	153	483	16	15	45
Rehabilitation and other non-cash costs				(37)	(37)	(100)	(4)	(4)	(9)

Production costs				128	116	383	12	11	36
Amortisation of mining assets				124	109	318	12	10	30
Inventory change				(55)	(55)	(177)	(5)	(5)	(16)

Operating profit				—	(7)	2	—	(1)	(1)
Realised non-hedge derivative gains (losses)				1	9	13	—	1	2

Operating profit including realised non-hedge derivatives				1	2	15	—	—	1

Capital expenditure				169	238	633	16	23	59

Note:	The gold produced from underground and open-pit operations is allocated on gold in ore.
*	Total cash cost calculation includes inventory change

NORTH AMERICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

JERRITT CANYON J.V. - Attributable 70%				Rand / Metric				Dollar / Imperial

OPERATING RESULTS
GOLD
Underground Operations
Mined - 000	- tonnes	/ - tons		235	240	688	259	265	759
Treated - 000	- tonnes	/ - tons		251	238	677	277	263	746
Gold in ore	- kg	/ - oz 000		2,017	2,137	5,888	65	68	190
Yield	- g/t	/ - oz/t		7.04	8.61	8.02	0.205	0.251	0.234
Gold produced	- kg	/ - oz 000		1,765	2,049	5,425	57	66	174
Open-pit Operations
Mined	- tonnes	/ - tons - 000		—	—	—	—	—	—
Stripping ratio	- t (mined - treated) / t treated			—	—	—	—	—	—
Treated	- tonnes	/ - tons - 000		—	—	—	—	—	—
Gold in ore	- kg	/ - oz 000		—	—	—	—	—	—
Yield	- g/t	/ - oz/t		—	—	—	—	—	—
Gold produced	- kg	/ - oz 000		—	—	—	—	—	—
Total
Yield	- g/t	/ - oz/t		7.04	8.61	8.02	0.205	0.251	0.234
Gold produced	- kg	/ - oz 000		1,765	2,049	5,425	57	66	174
Gold sold	- kg	/ - oz 000		1,750	2,049	5,410	56	66	174
Price received	- R/kg	/ - $/oz	- sold	110,226	114,433	116,292	329	342	337
Total cash costs	- R/kg	/ - $/oz	- produced	90,843	75,078	90,212	271	223	260
Total production costs	- R/kg	/ - $/oz	- produced	125,172	107,928	124,686	373	321	359
PRODUCTIVITY
per employee	- g	/ - oz	- target	2,479	2,295	2,414	79.71	73.78	77.62
			- actual	2,003	2,359	2,080	64.39	75.85	66.86

FINANCIAL RESULTS (MILLION)
Gold income				191	222	615	18	21	57
Cost of sales				209	229	665	20	22	61

Cash operating costs				160	154	489	15	15	45
Other cash costs				—	—	—	—	—	—

Total cash costs				160	154	489	15	15	45
Rehabilitation and other non-cash costs				4	3	12	1	—	1

Production costs				164	157	501	16	15	46
Amortisation of mining assets				57	63	175	5	6	16
Inventory change				(12)	9	(11)	(1)	1	(1)

Operating profit				(18)	(7)	(50)	(2)	(1)	(4)
Realised non-hedge derivative gains (losses)				1	12	13	—	1	1

Operating profit including realised non-hedge derivatives				(17)	5	(37)	(2)	—	(3)

Capital expenditure				13	18	61	1	1	5

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

MORRO VELHO				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Underground Operations
Mined - 000	- tonnes	/ - tons		220	212	624	242	234	688
Treated - 000	- tonnes	/ - tons		219	212	622	242	233	687
Gold in ore	- kg	/ - oz 000		1,739	1,652	4,823	56	53	155
Yield	- g/t	/ - oz/t		7.31	7.08	7.12	0.213	0.206	0.208
Gold produced	- kg	/ - oz 000		1,604	1,496	4,434	52	48	143
Open-pit Operations
Mined - 000	- tonnes	/ - tons		243	269	1,061	268	296	1,169
Stripping ratio	- t (mined - treated)	/ t treated		9.19	14.95	14.20	9.19	14.95	14.20
Treated - 000	- tonnes	/ - tons		24	17	70	26	19	77
Gold in ore	- kg	/ - oz 000		94	93	294	3	3	9
Yield	- g/t	/ - oz/t		3.75	4.37	3.79	0.109	0.128	0.111
Gold produced	- kg	/ - oz 000		89	74	264	3	3	9
Total
Yield	- g/t	/ - oz/t		6.96	6.88	6.78	0.203	0.201	0.198
Gold produced	- kg	/ - oz 000		1,693	1,570	4,698	54	51	151
Gold sold	- kg	/ - oz 000		1,734	1,576	4,705	55	51	151
Price received	- R/kg	/ - $/oz	- sold	108,665	113,417	116,248	324	338	336
Total cash costs	- R/kg	/ - $/oz	- produced	40,995	46,922	46,914	122	139	135
Total production costs	- R/kg	/ - $/oz	- produced	61,066	68,311	68,908	182	203	199
PRODUCTIVITY
per employee	- g	/ - oz	- target	393	407	365	12.63	13.08	11.75
			- actual	486	458	440	15.63	14.73	14.16

FINANCIAL RESULTS (MILLION)
Gold income				187	172	534	18	16	50
Cost of sales				110	108	324	10	10	29

Cash operating costs				67	72	215	6	7	20
Other cash costs				2	2	5	—	—	—

Total cash costs				69	74	220	6	7	20
Rehabilitation and other non-cash costs				1	1	5	—	—	—

Production costs				70	75	225	6	7	20
Amortisation of mining assets				33	32	99	3	3	9
Inventory change				7	1	—	1	—	—

Operating profit				77	64	210	8	6	21
Realised non-hedge derivative gains (losses)				2	7	13	—	1	—

Operating profit including realised non-hedge derivatives				79	71	223	8	7	21

Capital expenditure				46	56	136	5	5	13

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

SERRA GRANDE - Attributable 50%				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Underground Operations
Mined - 000	- tonnes	/ - tons		95	91	277	105	100	305
Treated - 000	- tonnes	/ - tons		95	92	282	105	102	311
Gold in ore	- kg	/ - oz 000		787	758	2,310	25	24	75
Yield	- g/t	/ - oz/t		7.87	8.03	7.88	0.230	0.234	0.230
Gold produced	- kg	/ - oz 000		751	743	2,221	24	24	71
Open-pit Operations
Mined - 000	- tonnes	/ - tons		—	—	—	—	—	—
Stripping ratio	- t (mined - treated) / t treated			—	—	—	—	—	—
Treated - 000	- tonnes	/ - tons		—	—	—	—	—	—
Gold in ore	- kg	/ - oz 000		—	—	—	—	—	—
Yield	- g/t	/ - oz/t		—	—	—	—	—	—
Gold produced	- kg	/ - oz 000		—	—	—	—	—	—
Total
Yield	- g/t	/ - oz/t		7.87	8.03	7.88	0.230	0.234	0.230
Gold produced	- kg	/ - oz 000		751	743	2,221	24	24	71
Gold sold	- kg	/ - oz 000		766	765	2,259	25	24	73
Price received	- R/kg	/ - $/oz	- sold	108,537	112,870	116,880	324	336	337
Total cash costs	- R/kg	/ - $/oz	- produced	30,104	36,456	35,550	90	108	102
Total production costs	- R/kg	/ - $/oz	- produced	49,600	55,348	55,551	148	164	160
PRODUCTIVITY
per employee	- g	/ - oz	- target	905	895	895	29.08	28.76	28.76
			- actual	959	949	946	30.85	30.52	30.41

FINANCIAL RESULTS (MILLION)
Gold income				82	83	256	8	8	23
Cost of sales				39	42	128	3	4	11

Cash operating costs				22	25	75	2	2	7
Other cash costs				1	1	4	—	—	—

Total cash costs				23	26	79	2	2	7
Rehabilitation and other non-cash costs				—	1	1	—	—	—

Production costs				23	27	80	2	2	7
Amortisation of mining assets				14	14	44	1	2	4
Inventory change				2	1	4	—	—	—

Operating profit				43	41	128	5	4	12
Realised non-hedge derivative gains (losses)				1	3	9	(1)	—	—

Operating profit including realised non-hedge derivatives				44	44	137	4	4	12

Capital expenditure				5	13	28	1	1	3

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

SOUTH AMERICA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

CERRO VANGUARDIA - Attributable 92.50% *				Rand / Metric			Dollar / Imperial

OPERATING RESULTS
GOLD
Underground Operations
Mined - 000	- tonnes	/ - tons		—	—	—	—	—	—
Treated - 000	- tonnes	/ - tons		—	—	—	—	—	—
Gold in ore	- kg	/ - oz 000		—	—	—	—	—	—
Yield	- g/t	/ - oz/t		—	—	—	—	—	—
Gold produced	- kg	/ - oz 000		—	—	—	—	—	—
Open-pit Operations
Mined - 000	- tonnes	/ - tons		2,741	1,530	5,822	3,021	1,688	6,418
Stripping ratio	- t (mined - treated) / t treated			14.98	13.28	14.44	14.98	13.28	14.44
Treated - 000	- tonnes	/ - tons		172	108	377	189	119	416
Gold in ore	- kg	/ - oz 000		1,624	968	3,647	52	31	117
Yield	- g/t	/ - oz/t		9.13	8.67	9.31	0.266	0.253	0.272
Gold produced	- kg	/ - oz 000		1,566	929	3,512	51	29	113
Total
Yield	- g/t	/ - oz/t		9.13	8.67	9.31	0.266	0.253	0.272
Gold produced	- kg	/ - oz 000		1,566	929	3,512	51	29	113
Gold sold	- kg	/ - oz 000		1,648	948	3,631	53	31	117
Price received	- R/kg	/ - $/oz	- sold	106,765	104,507	109,205	319	311	316
Total cash costs	- R/kg	/ - $/oz	- produced	34,339	36,641	35,011	103	109	102
Total production costs	- R/kg	/ - $/oz	- produced	72,955	71,469	70,760	218	212	206
PRODUCTIVITY
per employee	- g	/ - oz	- target	1,739	1,579	1,651	55.91	50.78	53.07
			- actual	1,385	1,668	1,581	44.53	53.63	50.83

FINANCIAL RESULTS (MILLION)
Gold income				177	109	416	17	11	39
Cost of sales				115	69	259	11	7	24

Cash operating costs				41	27	93	4	3	9
Other cash costs				13	8	30	1	1	3

Total cash costs				54	35	123	5	4	12
Rehabilitation and other non-cash costs				2	1	5	—	—	—

Production costs				56	36	128	5	4	12
Amortisation of mining assets				58	31	121	6	3	11
Inventory change				1	2	10	—	—	1

Operating profit				62	40	157	6	4	15
Realised non-hedge derivative gains (losses)				13	(1)	15	1	—	1

Operating profit including realised non-hedge derivatives				75	39	172	7	4	16

Capital expenditure				15	5	21	1	1	2

Note: The gold produced from underground and open-pit operations is allocated on gold in ore.

•     Effective July 2002 (previous 46.25%)

AUSTRALIA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

SUNRISE DAM				Rand / Metric				Dollar / Imperial

OPERATING RESULTS
GOLD
Volume mined - 000	- bcm	/- bcy		2,817	4,722	12,438	3,685	6,175	16,269
Treated - 000	- tonnes	/- tons		830	851	2,542	915	938	2,802
Yield	- g/t	/- oz/t		3.94	3.75	3.58	0.115	0.109	0.104
Gold produced	- kg	/- oz 000		3,268	3,188	9,095	105	102	292
Gold sold	- kg	/- oz 000		3,285	3,298	9,203	106	106	296
Price received	- R/kg	/- $/oz	- sold	110,869	100,742	104,577	330	302	304
Total cash costs	- R/kg	/- $/oz	- produced	56,895	56,392	59,387	170	168	172
Total production costs	- R/kg	/- $/oz	- produced	73,503	73,485	76,563	220	219	222
PRODUCTIVITY
per employee	- g	/- oz	- target	1,936	2,044	1,947	62.24	65.71	62.60
			- actual	3,489	3,417	3,214	112.17	109.87	103.33

FINANCIAL RESULTS (MILLION)
Gold income				371	295	921	36	29	86
Cost of sales				239	202	648	24	20	62

Cash operating costs				177	171	516	17	17	48
Other cash costs				9	10	24	2	1	3

Total cash costs				186	181	540	19	18	51
Rehabilitation and other non-cash costs				2	2	6	—	—	1

Production costs				188	183	546	19	18	52
Amortisation of mining assets				52	52	150	5	5	14
Inventory change				(1)	(33)	(48)	—	(3)	(4)

Operating profit				132	93	273	12	9	24
Realised non-hedge derivative gains (losses)				(7)	38	41	—	4	5

Operating profit including realised non-hedge derivatives				125	131	314	12	13	29

Capital expenditure				65	27	111	6	2	10

AUSTRALIA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

BODDINGTON - Attributable 33.33%				Rand / Metric				Dollar / Imperial

OPERATING RESULTS
GOLD
Volume mined - 000	- bcm	/- bcy		—	—	—	—	—	—
Treated - 000	- tonnes	/- tons		—	—	—	—	—	—
Yield	- g/t	/- oz/t		—	—	—	—	—	—
Gold produced	- kg	/- oz 000		12	—	54	—	1	2
Gold sold	- kg	/- oz 000		12	10	75	—	—	2
Price received	- R/kg	/- $/oz	- sold	—	—	—	—	—	—
Total cash costs	- R/kg	/- $/oz	- produced	—	—	—	—	—	—
Total production costs	- R/kg	/- $/oz	- produced	—	—	—	—	—	—
PRODUCTIVITY
per employee	- g	/- oz	- target	—	—	—	—	—	—
			- actual	—	—	—	—	—	—

FINANCIAL RESULTS (MILLION)
Gold income				1	1	7	—	—	—
Cost of sales				1	—	6	—	—	—

Cash operating costs				—	—	2	—	—	—
Other cash costs				—	—	—	—	—	—

Total cash costs				—	—	2	—	—	—
Rehabilitation and other non-cash costs				—	—	2	—	—	—

Production costs				—	—	4	—	—	—
Amortisation of mining assets				—	—	—	—	—	—
Inventory change				1	—	2	—	—	—

Operating profit				—	1	1	—	—	—
Realised non-hedge derivative gains (losses)				—	—	—	—	—	—

Operating profit including realised non-hedge derivatives				—	1	1	—	—	—

Capital expenditure				—	—	—	—	—	—

AUSTRALIA REGION

				Quarter	Quarter	Nine months	Quarter	Quarter	Nine months
				ended	ended	ended	ended	ended	ended
				September	June	September	September	June	September
				2002	2002	2002	2002	2002	2002

UNION REEFS				Rand / Metric				Dollar / Imperial
OPERATING RESULTS
GOLD
Volume mined - 000	- bcm	/- bcy		862	636	2,283	1,127	831	2,986
Treated - 000	- tonnes	/- tons		669	686	2,031	737	756	2,239
Yield	- g/t	/- oz/t		1.32	1.46	1.39	0.038	0.043	0.040
Gold produced	- kg	/- oz 000		880	1,003	2,817	29	32	91
Gold sold	- kg	/- oz 000		894	1,000	2,829	29	32	91
Price received	- R/kg	/- $/oz	- sold	110,501	102,073	104,426	330	304	302
Total cash costs	- R/kg	/- $/oz	- produced	68,849	74,285	75,620	205	222	218
Total production costs	- R/kg	/- $/oz	- produced	82,335	91,966	93,354	246	274	268
PRODUCTIVITY
per employee	- g	/- oz	- target	2,135	2,305	2,183	68.65	74.11	70.18
			- actual	2,195	2,085	1,995	70.58	67.04	64.14

FINANCIAL RESULTS (MILLION)
Gold income				100	89	280	10	8	26
Cost of sales				77	91	262	8	9	25

Cash operating costs				61	74	213	6	7	20
Other cash costs				—	—	—	—	—	—

Total cash costs				61	74	213	6	7	20
Rehabilitation costs				6	4	17	1	1	2

Production costs				67	78	230	7	8	22
Amortisation of mining assets				5	13	33	1	1	3
Inventory change				5	—	(1)	—	—	—

Operating profit				23	(2)	18	2	(1)	1
Realised non-hedge derivative gains (losses)				(1)	13	16	—	2	2

Operating profit including realised non-hedge derivatives				22	11	34	2	1	3

Capital expenditure				—	—	—	—	—	—

NOTES

The results included herein for the quarter and nine months ended 30 September 2002, which are unaudited, have been prepared using the accounting policies which are in accordance with the standards issued by the International Accounting Standards Board and the South African Institute of Chartered Accountants. The Group’s accounting policies are consistent with those applied in the previous periods. Where appropriate, comparative figures have been restated.

1.	During the quarter, 20,600 ordinary shares were allotted in terms of the AngloGold Share Incentive Scheme, 1,225 ordinary shares were allotted in terms of the Acacia Employee Option Plan and 19 ordinary shares were allotted in terms of the Normandy offer.

2.	Orders placed and outstanding on capital contracts as at 30 September 2002 totalled R1,067m (30 June 2002: R990m), equivalent to $101m (30 June 2002: $95m) at the rate of exchange ruling on that date.

3.	Although AngloGold holds a 66.7% interest in Cripple Creek & Victor Gold Mining Company Limited, it is currently entitled to receive 100% of the cash flow from the operation until a loan, extended to the joint venture by AngloGold North America Inc., is repaid.

4.	Dividend

Interim Dividend No. 92 of 1,350 South African cents per ordinary share was paid to registered shareholders on 30 August 2002, while a dividend of 24.3405 Australian cents per CHESS Depositary Interest (CDI) was paid on the same day. Each CDI represents one-tenth of an ordinary share. A dividend was paid to holders of American Depositary Receipts (ADRs) on 10 September 2002 at a rate of 63.81 US cents per American Depositary Share (ADS). Each ADS represents one-half of an ordinary share.

5.	The board of directors is proposing the adoption of a new Memorandum and Articles of Association. In addition, it is proposed that an odd-lot offer be made to shareholders and that each ordinary share be sub-divided into two ordinary shares. An announcement in this regard will be published shortly and a circular, which provides full details and includes notice of a general meeting to be held on 5 December 2002 to approve the aforementioned, will be posted to shareholders, together with the quarterly report, on or about 8 November 2002.

By order of the Board

R P EDEY Chairman	R M GODSELL Chief Executive Officer

30 October 2002

Minerals Legislation
— AngloGold well placed to implement charter

The finalisation of the Socio-Economic Empowerment Charter on 9 October 2002 helped restore a reasonable degree of certainty to an industry which had been under severe pressure for much of the quarter. AngloGold fully supports the notion that the mining industry, and the wider economy, here to find ways of dealing with the legacy of the country’s history. All that is required is that these efforts are carried out in a manner that ensures economic development and growth.

AngloGold believes that the 15%, or R100bn (US$10bn), five-year empowerment target agreed between government and the industry can realistically be met. The same applies to the ten-year 26% target. The company awaits with interest the finalisation of the charter’s adjunct “scorecard”.

This scorecard is intended to set out exactly how each applicant company’s overall empowerment status is to be calculated as part of their applications for new order mineral rights. In addition to ownership questions, it will include objectives for the industry covering human resource development, employment equity in the appointment of managerial staff, mining community and rural development, housing conditions, the contribution of black-owned companies in the supply of goods and services to the industry.

AngloGold is well placed to meet the charter’s targets in each of these categories. On the ownership question, the company has completed a number of asset sales in the past four years which have shown how it is possible to craft viable transactions which expand empowerment with no significant loss of value and which will be credited by the charter. Those assets, owned by ARMgold, produced 267,000oz of gold in the third quarter of this year, while AngloGold’s South African operations produced 864,000oz. The charter provides for this method of measuring empowerment in ownership terms.

The company is also energetically pursuing inquiries into forms of broad-based equity ownership, including employee share ownership and empowerment unit trusts.

For AngloGold’s full response to the charter visit
www.anglogold.com

This quarter you will notice our quarterly report looks different. We have taken on board your comments about both content and layout and have incorporated these into this new-look document. We would like to hear your comments on the “new style” report — please contact us at investors@anglogold.com or by telephone on +27 11 637 6317.

Administrative information

Contacts
South Africa
Steve Lenahan
Telephone: +27 11 637 6248
Fax: +27 11 637 6247
E-mail: slenahan@anglogold.com

Peta Baldwin
Telephone: +27 11 637 6647
Fax: +27 11 637 6399
E-mail: pbaldwin@anglogold.com

Europe
Tomasz Nadrowski
Telephone: +41 22 718 3312
Fax: +41 22 718 3334
E-mail: tnadrowski@anglogold.com

Alex Buck
Telephone: +44 20 7664 8712
Fax: +44 20 7664 8711
E-mail: abuck@anglogold.com

United States of America
Charles Carter
Telephone: (800) 417 9255 (toll free in USA
and Canada) or +1 212 750 7999
Fax: +1 212 750 5626
E-mail: cecarter@anglogold.com

Australia
Andrea Maxey
Telephone: + 61 8 9425 4604
Fax: + 61 8 9425 4662
E-mail: amaxey@anglogold.com.au

General E-mail enquiries
investors@anglogold.com

AngloGold website
http://www.anglogold.com

Global BuyDIRECTSM
The Bank of New York maintains a direct
share purchase and dividend reinvestment
plan for AngloGold.

For additional information, please visit The
Bank of New York’s website at
www.globalbuydirect.com or call Shareholder
Relations Department at 1-888-BNY-ADRS or
write to:
The Bank of New York
Church Street Station
PO Box 11258
New York, NY 10286-1258
United States of America

Directors
Executive
R M Godsell (Chief Executive Officer)
J G Best
D L Hodgson
K H Williams

Non-Executive
R P Edey*@ (Chairman)
Dr T J Motlatsi@ (Deputy Chairman)
F B Arisman#@
 Mrs E le R Bradley@
C B Brayshaw@
Dr V K Fung#@
A W Lea (Alternate: P G Whitcutt)
W A Nairn (Alternate: A H Calver*)
J Ogilvie Thompson (Alternate: D D Barber)
N F Oppenheimer
A J Trahar

* British        # American
@ Independent

Offices
Registered and Corporate
Managing Secretary
Ms Y Z Simelane
Company Secretary
C R Bull

11 Diagonal Street
Johannesburg 2001
(PO Box 62117, Marshalltown 2107)
South Africa
Telephone: +27 11 637 6000
Fax: +27 11 637 6624

Australia
Level 13, St Martins Tower
44 St Georges Terrace
Perth, WA 6000
(PO Box Z5046, Perth WA 6831)
Australia
Telephone: +61 8 9425 4604
Fax: +61 8 9425 4662

United Kingdom Secretaries
St James’s Corporate Services Limited
6 St James’s Place
London SW1A 1NP
England
Telephone: +44 20 7499 3916
Fax: +44 20 7491 1989

Share Registrars
South Africa
Computershare Investor Services Limited
Ground Floor, 70 Marshall Street
Johannesburg 2001
(PO Box 61051, Marshalltown 2107)
South Africa
Telephone: +27 11 370 5000
Fax: +27 11 688 7719

United Kingdom
Computershare Investor Services PLC
PO Box 82
The Pavilions
Bridgwater Road
Bristol BS99 7NH
England
Telephone: +44 870 702 0001
Fax: +44 870 703 6119

Australia
Computershare Investor Services Pty Limited
Level 2, 45 St Georges Terrace
Perth, WA 6000.
(GPO Box D182 Perth, WA 6840)
Australia
Telephone: +61 8 9323 2000
Telephone: 1300 55 70 10 (in Australia)
Fax: +61 8 9323 2033

ADR Depositary
The Bank of New York
101 Barclay Street
22nd Floor
New York, NY 10286
United States of America
Telephone: +1 888 269 2377
Fax: +1 212 571 3050/3052

Authorised Representative
United States of America
Puglisi & Associates
850 Library Avenue, Suite 204
PO Box 885
Newark, Delaware 19715
United States of America
Telephone: +1 302 738 6680
Fax: +1 302 738 7210

AngloGold Limited
Registration No. 1944/017354/06
Incorporated in the Republic of South Africa

Certain statements contained in this document, including, without limitation, those concerning the economic outlook for the gold mining industry, expectations regarding gold prices and production, the completion and commencement of commercial operations of certain of AngloGold’s exploration and production projects, and its liquidity and capital resources and expenditure, contain certain forward-looking statements regarding AngloGold’s operations, economic performance and financial condition. Although AngloGold believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. Accordingly, results could differ materially from those set out in the forward-looking statements as a result of, among other factors, changes in economic and market conditions, success of business and operating initiatives, changes in the regulatory environment and other government actions, fluctuations in gold prices and exchange rates, and business and operational risk management.